UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04025285

March 26, 2004

Craig R. Brown
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/26/2004

Re: First Aviation Services, Inc.
Incoming Letter dated February 26, 2004

Dear Mr. Brown:

This is in response to your letter dated February 26, 2004 concerning the shareholder proposal submitted to First Aviation by Wynnefield Partners Small Cap Value, LP, Wynnefield Partners Small Cap Value, LP I, Wynnefield Small Cap Value Offshore Fund, Ltd., and Nelson Obus. We also have received a letter on the proponents' behalf dated March 12, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Erich W. Merrill, Jr.
Miller Nash LLP
3400 U.S. Bancorp Tower
111 S.W. Fifth Avenue
Portland, OR 97204-3699

WEIL, GOTSHAL & MANGES LLP
767 FIFTH AVENUE
NEW YORK, NY 10153
(212) 310-8000
FAX: (212) 310-8007

AUSTIN
BOSTON
BRUSSELS
BUDAPEST
DALLAS
FRANKFURT
HOUSTON
LONDON
MIAMI
PARIS
PRAGUE
SILICON VALLEY
SINGAPORE
WARSAW
WASHINGTON, D.C.

WRITER'S DIRECT LINE

February 26, 2004

BY HAND

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: First Aviation Services, Inc. - Omission of Supporting Statement for Shareholder Proposal by Wynnefield Capital, Inc. and certain of its affiliates

Ladies and Gentlemen:

On behalf of our client, First Aviation Services, Inc., a Delaware corporation (the "Company"), this letter is to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of the Company's intention to omit from its proxy statement for its 2004 Annual Meeting of Stockholders (the "Proxy Statement") the supporting statement (the "Supporting Statement") to the stockholder proposal (the "Proposal") submitted to the Company by Wynnefield Capital, Inc. and certain of its affiliates (collectively, the "Proponent") for inclusion in the Proxy Statement under cover of a letter dated January 14, 2004. A copy of the Proposal and the Supporting Statement is attached hereto as Annex A. Five additional copies of this letter, including the annexed Proposal and Supporting Statement, are enclosed herewith in accordance with Rule 14a-8(j). A copy of this letter also is being furnished to the Proponent simultaneously with this filing.

The Company's Request

The Proponent proposes that the Company's stockholders "recommend that the board of directors take steps to provide for cumulative voting for directors." The Company understands that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") has generally not granted no-action relief in connection with exclusion of shareholder proposals regarding the implementation of cumulative voting for directors and accordingly does not seek to exclude the Proposal from the Proxy Statement.

However, on behalf of the Company, we respectfully request that the Staff concur that it will not recommend any enforcement action if the Company omits the Supporting Statement, in its entirety, from its Proxy Statement. In the event the Staff disagrees with the Company's view that the Supporting Statement may be excluded in its entirety, the Company is of the view that, for the reasons set forth below, various portions of the Supporting Statement are false and misleading and should be excluded or, alternatively, should be recast as opinions or substantiated, as applicable.

Reasons for Excluding the Supporting Statement

The Company believes the Supporting Statement may be excluded on the basis of Rules 14a-8(i)(3) and 14a-9 under the Exchange Act because the Supporting Statement (i) is false and misleading, (ii) impugns character and integrity without factual basis, and (iii) sets forth numerous other statements and assertions that lack factual support, as well as opinions asserted as statements of fact.

Rule 14a-8(i)(3) permits the omission from a proxy statement of a proposal or supporting statement that is contrary to any of the Commission's proxy rules, including Rule 14a-9. Rule 14a-9 prohibits the inclusion within proxy materials of statements that are false or misleading and the omission from proxy materials of material facts necessary to make statements made therein not false or misleading. The Note to Rule 14a-8 provides certain examples of what, depending upon the particular facts and circumstances, may be misleading within the meaning of Rule 14a-9, including: "material which directly or indirectly impugns character, integrity or personal reputation or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation."

The Staff has also indicated that, when a proposal and supporting statement "have obvious deficiencies in terms of accuracy, clarity or relevance" and "will require detailed and extensive editing in order to bring them into compliance with the proxy rules," the Staff may find it appropriate for companies to "exclude the entire proposal, supporting statement, or both, as materially false or misleading." Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001) ("Staff Legal Bulletin No. 14").

Additionally, the Staff has cautioned that "shareholders should avoid making unsupported assertions of fact... [and] should provide factual support for statements in the proposal and supporting statements and phrase statements as their opinion where appropriate." Staff Legal Bulletin No. 14. Indeed, the Staff has often required the deletion of unsubstantiated false and misleading statements, and has required the revision of such statements to provide additional factual support or to recast statements as opinions. See, e.g., General Electric Company (January 27, 2004) (requiring deletion of unsubstantiated assertions); Phoenix Gold International, Inc. (December 15, 2003) (requiring the Proponent itself to delete, and provide factual support for, certain unsubstantiated statements made in a cumulative voting proposal); Honeywell International Inc. (February 5, 2003) (requiring that several unsubstantiated false and misleading assertions made in a cumulative voting proposal be recast as opinions of the proponent); Phoenix Gold International, Inc. (November 18, 2002) (requiring that the Proponent itself recast as opinion unsubstantiated assertions made in a cumulative voting proposal); J. Alexander's Corporation (April 1, 2002) (noting that various statements in the proposal may be omitted unless the proponent provided factual support for those statements).

The Company respectfully submits that, for the reasons set forth below, the Supporting Statement is so replete with false and misleading statements that it should be excluded in its entirety pursuant to Rule 14a-8(i)(3). In the event the Staff disagrees with the Company's view that the Supporting Statement may be excluded in its entirety, however, the Company is of the view that, for the reasons set forth below, various portions of the Supporting Statement are false and misleading and should be excluded, or, alternatively, should be recast as opinions or substantiated, as applicable, pursuant to Rule 14a-8(i)(3).

Specific False and Misleading Statements:

The following are specific examples of statements and assertions in the Supporting Statement that the Company believes are false and misleading within the meaning of Rules 14a-8(i)(3) and 14a-9, which we shall restate for convenience:

1. "Under the current board, the Company failed to realize its potential and provide a positive return for long-term outside shareholders. Wynnefield initially invested in the Company in 1997 at prices up to $10.25 per share. Currently, the stock hovers near $4.50 per share. The Company's average annual loss from continuing operations was $0.16 per share over the last three fiscal years."

This passage makes several unsupported and inaccurate factual assertions, as well as statements of opinion that are presented as statements of fact.

First, the assertion that the Company has "failed to realize its potential" is an opinion which is asserted as fact without explanation or factual support. Moreover, this opinion is misleading because it is asserted without any discussion of the depressed state of the industry in which the Company competes. The aviation industry in general was greatly affected by the events of September 11, 2001, which contributed negatively to the revenues of most companies in the industry. In particular, the state of the industry has contributed to several of the Company's competitors, including AVTEAM, Inc. and Kellstrom Industries Inc., having filed for bankruptcy in 2001 and 2002, respectively, and having stock values of zero. The lack of discussion of, or reference to, the financial challenges the aviation industry has faced makes any discussion of potential or performance of the Company misleading to stockholders.

Second, this passage is also misleading to stockholders because, while the first sentence generalizes that the return provided by the Company to its "long-term outside shareholders" has not been "positive," the next two sentences of the passage discuss only the return on the Proponent's investment, not the return on the investment of other stockholders.

Third, the factual assertions in the second and third sentences of this passage are inaccurate and misleading as they suggest a much greater loss by the Proponent in connection with its ownership of shares of the Company's common stock than it has actually experienced. According to the Proponent's Statement of Beneficial Ownership on Schedule 13D, last amended on June 6, 2003, and its Statements of Changes of Beneficial Ownership of Securities on Form 4, the average price at which the Proponent purchased its shares of the Company's common stock is approximately $6.30 a share, which is significantly lower than the $10.25 price referenced in this passage. Additionally, the referenced $4.50 per share "current" stock price does not take into account a special $1.00 per share cash dividend which was paid to each of the Company's stockholders in January 2003. Thus, by stating that the Proponent "initially invested...at prices up to $10.25 per share," and by not including the $1.00 per share dividend as part of the Proponent's return on investment, the statement suggests a loss on the Proponent's investment of up to $5.75 per share, instead of an actual loss (based on the information in the Proponent's Schedule 13D and Forms 4) of only approximately $0.80 a share. These statements are therefore materially misleading.

Fourth, the statement that the "Company's average annual loss from continuing operations was $0.16 per share over the last three fiscal years" is misleading because it does not provide any discussion of the state of the aviation industry over recent years as discussed above. Specifically, the Proponent's reference to figures pertaining to continuing operations over a three year period is misleading to shareholders without qualifying such reference with the effect on operations of historical events and their industry-wide impact. Also, the reference in this statement to "the last three fiscal years" is vague and misleading as well, because the statement does not specify the specific fiscal years for which these figures are being presented. The Company's last completed fiscal year for which financial information is available is for the fiscal year ended January 31, 2003, and the Proponent's failure to clarify the specific fiscal years to which this statement is referring could be easily misinterpreted by stockholders as including the fiscal year ended January 31, 2004.

Finally, it is misleading to give the impression, by discussing the Company's performance in the supporting statement for a cumulative voting proposal, that cumulative voting would have changed the Company's performance. Rather, such performance has been affected by such things as the economic downturn in the last few years and industry specific factors in the aviation industry. See Winland Electronics, Inc. (May 24, 2002) (requiring deletion of false and misleading statements suggesting cumulative voting would have changed company performance).

For all of the above reasons, the Company believes that, if the Staff disagrees with the Company's view that the Supporting Statement may be excluded in its entirety, the above-quoted passage should be deleted in its entirety. If, notwithstanding the foregoing, this passage is permitted to be included in the Supporting Statement, it should be corrected and recast as the Proponent's opinion, or factual support should be provided, as required.

2. Heading: "Ignoring the Voice of Outside Shareholders"

"We think the Company's disappointing performance results from insularity of management and the board, which we believe ignores the best interests of outside shareholders."

The heading and statement noted above in the Supporting Statement contain various false and misleading assertions.

First, the statement that the Company's performance is "disappointing" is an unsupported assertion of opinion cast as fact. If such statement is not deleted, it should be expressly identified as an opinion so as not to be misleading to stockholders.

Second, the claim that the "best interests of outside stockholders" are ignored, following an aspersion as to the supposed "insularity of management and the board", is factually misleading because it gives the false impression that the board and management represent only the interests of stockholders connected to or affiliated with management. In fact, a majority of the board consists of independent directors. This sentence is therefore false and misleading.

Third, the heading, "Ignoring the Voice of Outside Shareholders," is misleading as support for the Proponent's cumulative voting proposal. Cumulative voting is a mechanism for focusing all stockholders' votes – it does not ensure the provision of a "voice" for outside stockholders. In addition, this heading and the first statement quoted above are misleading in that they suggest that the directors have not listened to, or been responsive to, outside shareholders. Not only does the Proponent represent only its own economic interests, not those of all outside stockholders, but, in fact, the board of the Company has given the Proponent repeated access to management and to the independent directors to present the Proponent's thoughts on the Company's business.

Fourth, by claiming in the heading and statement quoted above that the directors have ignored the "voice" or "best interests" of outside stockholders, the Proponent suggests that the Company's officers and directors have breached, or are willing to breach, their fiduciary duties to the Company's stockholders. Such language is materially false and misleading and impugns the character and integrity of board members without factual foundation. The Staff has permitted corporations to delete proposals and supporting statements in their entirety under such circumstances. See, e.g., The Swiss Helvetia Fund, Inc. (April 3, 2001) (entire shareholder proposal may be excluded because it contained unsupported statements that implied that management had breached its fiduciary duties). Furthermore, attempting to phrase these personal attacks on the Company's management and directors as an opinion by inserting the words, "We think," does not change the misleading nature of these statements. See Phoenix Gold International, Inc. (November 18, 2002) (requiring certain inflammatory statements by the Proponent itself to be deleted rather than allowing the Proponent to recast them as opinions); P and F Industries, Inc. (March 19, 1991) (statements regarding management, even if stated as opinions, can be false and misleading). The Supporting Statement should be excluded in its entirety because of the attacks on the character of the independent members of the board and of management.

If the Staff disagrees that the Supporting Statement should be excluded in its entirety, the Company believes that the above heading and sentence should be deleted for the reasons set forth above.

3. "By letter dated October 3, 2003, the outside directors declined our request to commit to either achieve an adequate rate-of-return on assets within a mutually agreed period or undertake sale or privatization of the Company."

This passage is false and misleading and should therefore be deleted in its entirety if the Staff does not agree that the Supporting Statement should be excluded in its entirety.

First, this passage contains material inaccuracies, as it falsely represents both the Proponent's "request" to the independent directors, as well as their response to such request. The Proponent's request to the independent directors, made at a meeting with the independent directors on September 23, 2003, consisted of threats toward the directors that the board choose one of three options: either sell the Company, privatize the Company, or face a "scorched earth scenario" in which the Proponent would launch a public relations campaign to paint the Company as a poor example of corporate governance. The independent directors responded to the Proponent in a letter dated October 3, 2003. In the letter, the independent directors did not reject committing to achieve an "adequate" rate of return, or even discuss such an option, because, as the independent directors understood the Proponent's position expressed at the meeting, such an option was not one of the three options presented to the independent directors at the meeting. Further, the independent directors did not receive any constructive suggestions from the Proponent regarding improving the Company's rate-of-return on assets, nor has the Proponent provided any factual support for such a claim. It is therefore false and inaccurate to state that the independent directors rejected such a request.

Second, this passage is misleading, as it suggests as fact the Proponent's opinion that the Company has failed to achieve an "adequate" rate-of-return on assets, and makes this statement without providing either any description of what the Proponent considers to be "adequate" or any factual support for this assertion. The Staff has recently required the Proponent itself to revise similar statements in a proposal submitted for inclusion in a corporation's proxy statement. See Phoenix Gold International, Inc. (November 18, 2002) (requiring the Proponent to recast as opinion statements in a cumulative voting proposal that the corporation has not realized a "fair return" on shareholders' investment).

Third, it is blatantly false and misleading and impugns the character and integrity of the independent directors to imply, as the Proponent does here, that the independent directors are not committed to achieving at least an "adequate" rate-of-return on assets. This implication is the same as suggesting that the independent directors are not acting in the best interests of all stockholders and that the independent directors have therefore breached their fiduciary duties to stockholders. Such assertion therefore impugns the character and integrity of board members without factual support. As noted above, the Staff has permitted corporations to delete proposals and supporting statements in their entirety if they impugn the character of management without factual foundation. See, e.g., The Swiss Helvetia Fund, Inc. (April 3, 2001) (entire shareholder proposal may be excluded because it contained unsupported statements that implied that management had breached its fiduciary duties).

Finally, the Proponent's claim that the independent directors declined a request to commit under certain circumstances to "undertake sale or privatization of the Company" is materially misleading in and of itself. This statement is made under the heading "Ignoring the Voice of Outside Shareholders," suggesting that the decision to decline a request of the Proponent was an example of "ignoring" options which would be in the best interests of outside shareholders. The Staff should not permit a decision by the independent directors to not commit within a specified time period to sell or privatize the Company pursuant to the threats made by the Proponent to be twisted by the Proponent into a false and misleading claim that the Company's independent directors do not consider all options for the best interests of the stockholders, including a sale or privatization of the Company.

For all of the reasons set forth above, should the Staff not agree that the Supporting Statement should be excluded in its entirety, the Company believes that the above passage should be deleted in its entirety from the Supporting Statement. If, notwithstanding the foregoing, this passage is permitted to be included in the Supporting Statement, it should be corrected and recast as the Proponent's opinion, or factual support should be provided, as required.

4. "Despite shareholder requests during earnings calls, the Company won't breakout supply-chain/logistics operations in its financials, making meaningful evaluation impractical. Management describes the sector as its best high-margin growth opportunity. It represents the Company's only major new business initiative in three years."

This passage is false and misleading in two significant respects.

First, the Proponent generalizes that "shareholder requests" to breakout supply-chain/logistics operations were made during earnings calls without providing any factual support that any stockholder other than the Proponent, or a stockholder making a request at the direction of the Proponent, made such a request. The implication that stockholders other than the Proponent have made such requests, and the suggestion that there are stockholders who are concerned about this issue other than the Proponent, is false and misleading in the absence of any factual support.

Second, the Proponent provides no factual support for the claim that the failure to "breakout supply-chain/logistics operations in its financials" makes "meaningful evaluation of the Company's performance impractical", and the passage provides neither an explanation of how the Proponent has arrived at this conclusion or any criteria for making such a determination. In fact, this assertion is, at best, a matter of opinion but the Proponent does not identify it as such. This passage is thus false and misleading for this reason as well.

This passage should therefore be deleted if the Staff does not agree that the Supporting Statement should be excluded in its entirety. Alternatively, the Proponent should provide support for its assertions and identify them as opinions if necessary.

5. "Management historically has not cooperated in appointment or nomination of a Wynnefield representative to the board. They also opposed our director candidate in a contested election at last year's annual meeting, denying board representation to the Company's largest outside shareholder. Notably, Wynnefield's candidate received two-thirds of votes cast by non-insider shareholders."

This passage is false and misleading in various respects.

First, the assertion that "[m]anagement historically has not cooperated in appointment or nomination of a Wynnefield representative to the board" is false and misleading because it misrepresents the corporate governance process. Historically, candidates for the board of directors have been nominated by the full board, a majority of which consists of independent directors, not management. Additionally, directors are elected to the board by the Company's stockholders (or, conceivably, by the other directors), not appointed by management. These statements are similar to the misleading assertion in the third paragraph of the Supporting Statement that the Company's "CEO and Chairman...currently elect the entire board of directors," which likewise suggests that management has a role in the selection of directors and that management alone elected the directors currently serving on the board. The Staff has recently required the Proponent itself to revise similar assertions. See Phoenix Gold International, Inc. (December 15, 2003) (requiring the Proponent to revise statements in a cumulative voting proposal which suggested management involvement in the selection of members of the board).

Second, the assertion that there was no cooperation in the "appointment or nomination" of a representative of the Proponent to the board, in connection with the heading, "Ignoring the Voice of Outside Shareholders," is false and misleading, as it suggests that the board was unresponsive to, and was "[i]gnoring," any such requests by the Proponent. In fact, the board, a majority of which consists of independent directors, received a recommendation from the Proponent that a representative of the Proponent be nominated as a candidate for director, reviewed such representative's qualifications, deliberated, and determined unanimously that the nominee was not a suitable candidate for director. The suggestion that anyone was "[i]gnoring" or did not give due consideration to the Proponent's recommendation, is false and misleading.

Finally, the candidate nominated by the Proponent at the Company's 2003 Annual Meeting of Stockholders received only 10.8% of the vote of stockholders other than the Proponent, the majority stockholder or any director or officer of the Company. By not excluding the votes cast by the Proponent from those cast for the Proponent's nominee, the statement that the Proponent's "candidate received two-thirds of votes cast by non-insider shareholders" is materially misleading to stockholders, as it suggests a much more significant number of votes cast in support of the Proponent's candidate than actually were cast.

For all of the reasons set forth above, if the Staff does not agree that the Supporting Statement should be excluded in its entirety, the above passage should be deleted from the Supporting Statement. Alternatively, the Proponent should provide support for its assertions and identify them as opinions if necessary.

6. "First Equity also requires that FAVS keep a Westport, CT headquarters despite sufficient room at a cost savings at the Memphis, TN operations headquarters."

This statement is factually inaccurate. The sublease, dated as of December 13, 1996, between First Equity and the Company for the Company's headquarter space (the "Sublease") allows for the Company to cancel the sublease for any reason upon six months prior notice, and no other contractual obligations exist between the Company and First Equity separate from the Sublease which would require the Company to remain in its current office space or in the Westport, CT geographic area.

This statement is therefore false and misleading and should be deleted from the Supporting Statement if the Staff does not agree that the Supporting Statement should be excluded in its entirety.

7. "What is cumulative voting? It gives outside shareholders the potential to elect a director of their choosing."

This passage is misleading. The claim that cumulative voting provides "outside shareholders the potential to elect a director of their choosing" is false because, while the adoption of cumulative voting could permit the Proponent, who, according to the Proponent's Schedule 13D, last amended on June 6, 2003, beneficially owns 29.8% of the Company's common stock, to elect a director of its choosing with the aid of other stockholders, cumulative voting would not provide to any other minority stockholder of the Company the ability to pool enough votes to elect a director of such stockholder's choosing without the support of the Proponent.

For this reason, the statement that cumulative voting "gives outside shareholders the potential to elect a director of their choosing" should be deleted if the Staff does not agree that the Supporting Statement should be excluded in its entirety.

Irrelevance of the Supporting Statement to the Proposal:

In addition to the various factual inaccuracies and misleading statements in the Supporting Statement as set forth above, many of the passages in the Supporting Statement are irrelevant to the merits of the cumulative voting proposal, but rather are devoted primarily to criticizing the Company's management or the Company's performance. The Proponent does not attempt to relate many of the statements in the Supporting Statement discussed above – which, among other things, refer to the Company's stock price, the value of the Proponent's investment and loss from continuing operations – to the subject of cumulative voting.

The Proponent also does not explain in the Supporting Statement how these perceived problems will be addressed by cumulative voting. Indeed, in light of the proxy contest run by the Proponent last year and the possibility of another proxy contest this year, it appears that the proponent is seeking to use the Supporting Statement to bolster its anticipated election contest, instead of as support for the Proposal. The Staff has taken the position that statements that fail to support a proposal, or are irrelevant to it, should be deleted. See, e.g., First Energy Corp. (February 13, 2004) (requiring deletion of irrelevant statements); Knight-Ridder, Inc. (December 28, 1995) (irrelevant statements deemed misleading); Rockefeller Center Properties, Inc. (March 30, 1993) (requiring removal of statements unrelated to cumulative voting proposal) .

It should also be noted, as has been referenced above, that the Proponent has submitted several cumulative voting proposals over the past four years for inclusion in the proxy statements of Phoenix Gold International, Inc. See Phoenix Gold International, Inc. (December 15, 2003); Phoenix Gold International, Inc. (November 18, 2002); Phoenix Gold International, Inc. (November 5, 2001), Phoenix Gold International, Inc. (November 21, 2000). In each case, the Proponent was directed to delete various statements and assertions regarding a variety of subjects as false and misleading, or revise them to provide additional factual support, recast them as opinions or otherwise conform them to the Staff's specifications. Despite the Proponent's consequent demonstrated familiarity with Rule 14a-8 and the previous action required by the Staff to be taken in regard with their prior proposals, the Supporting Statement contains the various false and misleading statements described above.

Conclusion

In light of the fact that the Supporting Statement is replete with false and misleading statements, as described above, as well as containing obvious deficiencies in terms of accuracy, clarity and relevance, and would require detailed and extensive editing in order to bring it into compliance with the proxy rules, the Company submits that the Supporting Statement may be excluded from the Proxy Statement in its entirety. The Company believes this relief is especially warranted where, as here, the Proponent is experienced in submitting shareholder proposals under Rule 14a-8.

Accordingly, we hereby respectfully request, on behalf of the Company, that the Staff not recommend any enforcement action if the Supporting Statement is excluded from the Proxy Statement. If the Staff is unable to concur with the Company's position that the Company may exclude the entire proposal, we respectfully submit that the specific statements discussed above should be deleted from the Supporting Statement or, alternatively, recast as opinions or substantiated, as applicable.

If the Staff disagrees with the Company's conclusions regarding the Supporting Statement, or should any additional information be desired in support of the Company's position, we would appreciate an opportunity to confer with the Staff prior to the issuance of its response.

If you have any questions regarding this request, or need any additional information, please feel free to call Howard B. Dicker at (212) 310-8858 or the undersigned at (212) 310-8031.

Very truly yours,

Craig Brown

Craig R. Brown

Enclosures

cc: Nelson Obus
Wynnefield Partners Small Cap Value, LP
Wynnefield Partners Small Cap Value, LP I
Wynnefield Small Cap Value Offshore Fund, Ltd.
(w/ encls. by fax and certified mail return receipt)

ANNEX A

WYNNEFIELD CAPITAL, INC.

450 7TH AVENUE, SUITE 509
NEW YORK, NY 10123
TEL: (212) 760-0814
FAX: (212) 760-0824
www.wynnefieldcapital.com

NELSON OBUS (212) 760-0134
JOSHUA LANDES (212) 760-0814
MAX BATZER (212) 760-0330
PETER BLACK (212) 760-0742
STEPHEN ZELKOWICZ (212) 760-0278

January 14, 2004

Mr. Robert G. Constantini
Secretary & Chief Financial Officer
First Aviation Services, Inc.
15 Riverside Avenue
Westport, Connecticut 06880

Subject: Shareholder Proposal for 2004 Annual Meeting of Shareholders of First Aviation Services, Inc.

Dear Mr. Constantini:

We are a group of shareholders of First Aviation Services, Inc. ("FAVS"), consisting of Wynnefield Partners Small Cap Value, LP ("Partners"), Wynnefield Partners Small Cap Value, LP I ("Partners I"), Wynnefield Small Cap Value Offshore Fund, Ltd. ("Fund"), and Nelson Obus in his individual capacity (together, the "Group"). Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, the Group requests that you include the enclosed shareholder proposal and accompanying statement in FAVS' proxy materials for its 2004 annual meeting of shareholders. A representative of the Group will attend the meeting in order to bring the proposal before the meeting and to speak in favor of the proposal.

Partners currently owns 744,258 shares of the common stock of FAVS. Partners I currently owns 910,834 shares of the common stock of FAVS. Fund currently owns 405,852 shares of the common stock of FAVS. Mr. Obus currently owns 100,000 shares of the common stock of FAVS.

Each member of the Group intends to continue owning these shares through the date of FAVS' 2004 annual meeting of shareholders. Each member of the Group has continuously held more than 1% of FAVS' outstanding common stock for more than one year. Enclosed are copies of the following documents, confirming this share ownership for the required time period:

1. Amendment No. 7 to Schedule 13D filed with the Securities and Exchange Commission on September 5, 2002;

2. Amendment No. 8 to Schedule 13D filed with the Securities and Exchange Commission on May 20, 2003; and

3. Amendment No. 9 to Schedule 13D filed with the Securities and Exchange Commission on June 6, 2003.

We note that FAVS' proxy materials for the 2003 annual meeting of shareholders filed with the SEC on May 13, 2003 (the "2003 Statement"), required that you receive any proposal to be considered for inclusion in the Company's proxy materials for the 2004 annual meeting of shareholders no later than January 19, 2004. The 2003 Statement also provided that "The Company's By-laws establish an advance notice procedure with regard to certain matters, including stockholder proposals." It appears that under Section I.12 of the Company's bylaws, any business brought before a meeting "in accordance with Rule 14-8" is properly noticed.

We believe this correspondence and the enclosures comply with all requirements under federal and state law and the bylaws of FAVS. Please let us know immediately if you require any additional information, or information presented in any other form, in order to enable us to comply with the directions set forth above in a timely manner.

Very truly yours,

WYNNEFIELD PARTNERS SMALL CAP VALUE, LP

By: Wynnefield Capital Management, L.L.C.
Its: General Partner

By: [signature]
Nelson Obus, Co-Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, LP I

By: Wynnefield Capital Management, L.L.C.
Its: General Partner

By: [signature]
Nelson Obus, Co-Managing Member

[signature]
Nelson Obus, Individually

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By: Wynnefield Capital, Inc.
Its: Manager

By: [signature]
Nelson Obus, President

cc: Erich W. Merrill, Jr.

Proposal:

The Company's stockholders recommend that the board of directors take steps to provide for cumulative voting for directors.

Supporting Statement:

Who's Proposing This?

Wynnefield Capital, Inc., and affiliates, beneficial owners of 2,160,944 shares (29.7 percent) of Company common stock.

Why?

The Company's CEO and Chairman, who beneficially own 51 percent of Company stock, currently elect the **entire** board of directors. **Wynnefield and other minority shareholders have no practical opportunity to elect a director of their choosing.**

Under the current board, the Company failed to realize its potential and provide a positive return for long-term outside shareholders. Wynnefield initially invested in the Company in 1997 at prices up to $10.25 per share. Currently, the stock hovers near $4.50 per share. **The Company's average annual loss from continuing operations was $0.16 per share over the last three fiscal years.**

Ignoring the Voice of Outside Shareholders

We think the Company's disappointing performance results from insularity of management and the board, which we believe **ignores the best interests of outside shareholders:**

- By letter dated October 3, 2003, the outside directors declined our request to commit to either achieve an adequate rate-of-return on assets within a mutually agreed period or undertake sale or privatization of the Company.

- Despite shareholder requests during earnings calls, the Company won't breakout supply-chain/logistics operations in its financials, making meaningful evaluation impractical. Management describes this sector as its best high-margin growth opportunity. It represents the Company's only major new business initiative in three years.

- Management historically has not cooperated in appointment or nomination of a Wynnefield representative to the board. They also opposed **our** director candidate in a contested election at last year's annual meeting, denying board representation to the Company's largest outside shareholder. **Notably, Wynnefield's candidate received two-thirds of votes cast by non-insider shareholders.**

- The board endorses a relationship with First Equity Group, Inc. (owned entirely by the Company's CEO and Chairman), under which the Company paid over $1 million in fees for advice on transactions during fiscal '01, '02, and '03 while completing only one small ($4.6 million) acquisition. First Equity also requires that FAVS keep a Westport, CT headquarters despite sufficient room **at a cost savings** at the Memphis, TN operations headquarters.

We believe <u>all outside shareholders</u> would be better represented by a board with at least one director elected by shareholders other than the Company's CEO and Chairman.

What is cumulative voting?

It gives outside shareholders the potential to elect a director of their choosing.

Cumulative voting allows each shareholder to cast a number of votes equal to the number of shares held multiplied by the number of directors being elected. A shareholder may direct all its votes to one nominee or split its votes among several nominees. (For example, 1,000 shares times two directors provides 2,000 votes that can be cast for one nominee.)

Will cumulative voting help?

Under cumulative voting, 33.4 percent of the Company's stock could elect a nominee in years when two directors are up for election.

<DOCUMENT>
<TYPE>SC 13D/A
<SEQUENCE>1
<FILENAME>wc13d603.txt
<TEXT>

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13D
(Rule 13d-101)

(Amendment No. 9)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(a)

First Aviation Services, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

31865W108
(CUSIP Number of Class of Securities)

Wynnefield Partners Small Cap Value, L.P.
450 Seventh Avenue, Suite 509
New York, New York 10123
Attention: Mr. Nelson Obus
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

Copy to:

Erich W. Merrill, Jr.
Miller Nash LLP
111 S.W. Fifth Avenue
Suite 3400
Portland, Oregon 97204
(503) 224-5858

June 4, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and if filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

(continued on following pages)

<PAGE>

1.	NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value, L.P. S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON (entities only): 13-3688497	
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3.	SEC USE ONLY	
4.	SOURCE OF FUNDS	WC (SEE ITEM 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	
6.	CITIZENSHIP OR PLACE OF ORGANIZATION	DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		
	7.	SOLE VOTING POWER -0- shares (See Item 5)
	8.	SHARED VOTING POWER 2,160,944 (See Item 5)
	9.	SOLE DISPOSITIVE POWER -0- shares (See Item 5)
	10.	SHARED DISPOSITIVE POWER 2,160,944 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,160,944 shares (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	29.8% (See Item 5)
14.	TYPE OF REPORTING PERSON	PN

<PAGE>

1.	NAME OF REPORTING PERSON: Wynnefield Small Cap Value Offshore Fund, Ltd. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only): Not Applicable	
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]	
3.	SEC USE ONLY	
4.	SOURCE OF FUNDS WC (SEE ITEM 3)	
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)	
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS	
NUMBER OF SHARES	7.	SOLE VOTING POWER -0- shares (See Item 5)
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 2,160,944 (See Item 5)
EACH REPORTING	9.	SOLE DISPOSITIVE POWER -0- shares (See Item 5)
PERSON WITH	10.	SHARED DISPOSITIVE POWER 2,160,944 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,160,944 shares (See Item 5)	
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.8% (See Item 5)	
14.	TYPE OF REPORTING PERSON CO	

<PAGE>

1.	NAME OF REPORTING PERSON Wynnefield Partners Small Cap Value, L.P. I S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) 13-3953291	
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]	
3.	SEC USE ONLY	
4.	SOURCE OF FUNDS WC (SEE ITEM 3)	
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE	
NUMBER OF SHARES	7.	SOLE VOTING POWER -0- shares (See Item 5)
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 2,160,944 (See Item 5)
EACH REPORTING	9.	SOLE DISPOSITIVE POWER -0- shares (See Item 5)
PERSON WITH	10.	SHARED DISPOSITIVE POWER 2,160,944 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,160,944 shares (See Item 5)	
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.8% (See Item 5)	
14.	TYPE OF REPORTING PERSON PN	

<PAGE>

1. NAME OF REPORTING PERSON: Nelson Obus
S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON (entities only):

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X] (b) [ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS PF (SEE ITEM 3)

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES	7.	SOLE VOTING POWER 0 shares (See Item 5)
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 2,160,944 (See Item 5)
EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 0 shares (See Item 5)
WITH	10.	SHARED DISPOSITIVE POWER 2,160,944 (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,160,944 shares (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.8% (See Item 5)

14. TYPE OF REPORTING PERSON
IN

<PAGE>

1. NAME OF REPORTING PERSON: Joshua H. Landes
S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON (entities only):

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X] (b) [ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS (SEE ITEM 3)

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0- shares (See Item 5)
	8.	SHARED VOTING POWER 2,160,944 (See Item 5)
	9.	SOLE DISPOSITIVE POWER -0- shares (See Item 5)
	10.	SHARED DISPOSITIVE POWER 2,160,944 (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,160,944 shares (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.8% (See Item 5)

14. TYPE OF REPORTING PERSON
IN

<PAGE>

1.	NAME OF REPORTING PERSON Wynnefield Capital Management LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only): 13-4018186	
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]	
3.	SEC USE ONLY	
4.	SOURCE OF FUNDS AF (SEE ITEM 3)	
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	
6.	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK	
NUMBER OF SHARES	7.	SOLE VOTING POWER -0- shares (See Item 5)
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 2,160,944 (See Item 5)
EACH REPORTING	9.	SOLE DISPOSITIVE POWER -0- shares (See Item 5)
PERSON WITH	10.	SHARED DISPOSITIVE POWER 2,160,944 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,160,944 shares (See Item 5)	
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.8% (See Item 5)	
14.	TYPE OF REPORTING PERSON OO (Limited Liability Company)	

<PAGE>

1. NAME OF REPORTING PERSON Wynnefield Capital, Inc.
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):
N/A

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X] (b) [ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS AF (SEE ITEM 3)

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES	7.	SOLE VOTING POWER -0- shares (See Item 5)
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 2,160,944 (See Item 5)
EACH REPORTING	9.	SOLE DISPOSITIVE POWER -0- shares (See Item 5)
PERSON WITH	10.	SHARED DISPOSITIVE POWER 2,160,944 (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,160,944 shares (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.8 % (See Item 5)

14. TYPE OF REPORTING PERSON CO

<PAGE>

Item 1. Security and Issuer.

This Amendment No. 9 (this "Amendment") to Statement of Beneficial Ownership on Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of First Aviation Services, Inc., a Delaware corporation with its principal executive offices located at 15 Riverside Avenue, Westport, Connecticut 06880-4214 (the "Issuer"). This Amendment is being filed to reflect the addition of Joshua H. Landes as a filing person and to disclose that each filing person may be deemed to share beneficial ownership of the total number of shares of Common Stock reported as beneficially owned in this Amendment by reason of being part of a "group" as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act").

Item 2. Identity and Background.

(a), (b), (c) and (f). This Amendment is being filed by Wynnefield Partners Small Cap Value, L.P. (the "Partnership"), Wynnefield Partners Small Cap Value, L.P. I (the "Partnership-I"), Wynnefield Small Cap Value Offshore Fund, Ltd. (the "Fund"), Nelson Obus ("Mr. Obus"), Joshua H. Landes ("Mr. Landes"), Wynnefield Capital Management, LLC ("WCM") and Wynnefield Capital, Inc. ("WCI", and collectively with the Partnership, Partnership I, the Fund, Mr. Obus, Mr. Landes, and WCM, the "Wynnefield Group"). Each of the listed entities is separate and distinct with different beneficial owners (whether designated as limited partners or stockholders). Mr. Obus and Mr. Landes are individuals.

WCM, a New York limited liability company, is the general partner of the Partnership and Partnership-I, private investment companies organized as limited partnerships under the laws of the State of Delaware. Mr. Obus and Mr. Landes are the managing members of WCM and the principal executive officers of WCI, the investment manager of the Fund, a private investment company organized under the laws of the Cayman Islands. Mr. Obus and Mr. Landes are citizens of the United States of America.

The business address of Mr. Obus, Mr. Landes and each of the entities in the Wynnefield Group is 450 Seventh Avenue, Suite 509, New York, New York 10123.

(d) and (e). During the last five years, neither Mr. Obus, Mr. Landes, nor any of the entities comprising the Wynnefield Group has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The source and amount of funds initially expended by members of the Wynnefield Group to acquire Common Stock was previously reported in the original Schedule 13D and in subsequent amendments to the 13D.

Since May 20, 2003, the date of filing of Amendment No. 8 to the Schedule 13D (the "Schedule 13D, Amendment No. 8") with the Securities and Exchange Commission (the

<PAGE>

"Commission"), no member of the Wynnefield Group has purchased any shares of Common Stock.

Item 4. Purposes of Transaction.

On May 15, 2003, the Wynnefield Group filed preliminary proxy materials relating to the Wynnefield Group's plans to solicit proxies from shareholders to elect one candidate, Nelson Obus, to the Issuer's Board of Directors (the "Board") in opposition to management's candidates. Members of the Wynnefield Group believe the election of Mr. Obus will send a strong message to the Issuer's management. They also believe that if their nominee is elected to the Board, he will be able to encourage the Issuer to take steps to increase shareholder value, such as seeking a merger partner or taking the Issuer private, and to monitor closely management's progress with respect to enhancing shareholder value. One initiative Mr. Obus would strongly pursue would be the inclusion of at least one outside director on the Company's executive committee, which is now made up of Mr. Hollander and Mr. Culver, the Company's senior executives.

Each member of the Wynnefield Group originally acquired the shares of Common Stock it owns for its own account, and for investment purposes, with no intention of changing or influencing control of the Issuer or as a participant in any transaction having that purpose or effect. However, the Wynnefield Group has from time-to-time recommended to the Issuer's management various strategies for increasing shareholder value and will continue to do so in the future.

The Wynnefield Group expects to evaluate on an ongoing basis the Issuer's financial condition, business, operations and prospects, the market price for the shares of Common Stock, conditions in the securities markets generally, general economic conditions, conditions affecting the Issuer's operations and other factors. The Wynnefield Group reserves the right to change its plans and intentions at any time as it deems appropriate. In particular, the Wynnefield Group may purchase shares of Common Stock, or may sell or otherwise dispose of all or a portion of the shares of Common Stock, in public and private transactions and/or may enter into negotiated derivative transactions to hedge the market risk of some or all positions in, or to obtain greater exposure to, the shares of the Common Stock. Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the sale of shares of the Common Stock by the Securities Act of 1933, as amended, the Exchange Act and applicable state securities or "blue sky" laws.

Except as set forth above, no member of the Wynnefield Group has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interests in Securities of the Issuer.

(a) - (c). As of June 4, 2003, the Wynnefield Group beneficially owned in the aggregate 2,160,944 shares of Common Stock, constituting approximately 29.8% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 7,251,370 shares outstanding on May 9, 2003, the record date for the Issuer's annual meeting of shareholders, as set forth in the Issuer's proxy statement mailed to shareholders on or about May 15, 2003). Each member of the

Wynnefield Group (Partnership, Partnership-I, the Fund, WCM, WCI, Joseph Landes, and Nelson Obus) may be deemed to beneficially own the 2,160,944 shares of Common Stock referenced in the preceding sentence because they together constitute a "group" as that

<PAGE>

term is used in Section 13(d)(3) of the Exchange Act and thereby may be deemed to each share voting and dispositive power with respect to the Common Stock owned directly by any member

Partnership owns 744,258 shares of Common Stock directly. Partnership I owns 910,834 shares of Common Stock directly. WCM has an indirect beneficial ownership interest in shares of Common Stock owned by Partnership and Partnership-I through its status as the sole general partner of Partnership and Partnership-I. Messrs. Landes and Obus are co-managing members of WCM.

The Fund owns 405,852 shares of Common Stock directly. WCI has an indirect beneficial ownership interest in the shares of Common Stock owned by the Fund through its status as investment manager of the Fund. Messrs. Landes and Obus are the principal executive officers of WCI.

Mr. Obus owns 100,000 shares of Common Stock directly.

The filing of this Amendment and any future amendment by the Wynnefield Group, and the inclusion of information herein and therein with respect to Messrs. Obus and Landes, shall not be considered an admission that any of such persons, for the purpose of Section 16(b) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest.

To the best knowledge of the Wynnefield Group, except as described in this Amendment, none of the Wynnefield Group, any person in control (ultimately or otherwise) of the Wynnefield Group, or any general partner, executive officer or director thereof, as applicable, beneficially owns any shares of Common Stock and there have been no transactions in shares of Common Stock effected since the filing of the Schedule 13D, Amendment No. 8, by the Wynnefield Group, any person in control of the Wynnefield Group (ultimately or otherwise), or any general partner, executive officer or director thereof, as applicable; provided, however, certain investment banking affiliates of the Wynnefield Group may beneficially own shares of Common Stock, including shares that may be held in discretionary or advisory accounts with the Wynnefield Group; and the Wynnefield Group, directly or in connection with such discretionary or advisory accounts, may acquire, hold, vote or dispose of Common Stock, including transactions that may have occurred since the filing of the Schedule 13D, Amendment No. 8.

(d) No person, other than each member of the Wynnefield Group referred to as the direct beneficial owner of the shares of Common Stock set forth in this response to Item 5, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Each of the members of the Wynnefield Group is a party to a Joint Filing Agreement, dated as of June 4, 2003 (the "13D Joint Filing Agreement"), pursuant to which the parties agreed to jointly file any and all amendments and supplements to Schedule 13D with the Commission. The 13D Joint Filing Agreement is filed herewith as Exhibit 1 and is incorporated in this response to Item 6 in its entirety.

<PAGE>

Except for the agreement described in the preceding paragraph and the determination by members of the Wynnefield Group to seek the election of Mr. Obus as director of the Issuer as described in Item 4 above, to the best knowledge of the Wynnefield Group, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Wynnefield Group and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 Joint Filing Agreement, dated as of June 4, 2003, among the Partnership, Partnership-I, Fund, WCM, WCI, Mr. Landes, and Mr. Obus.

<PAGE>

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated: June 6, 2003

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

By: Wynnefield Capital Management, LLC,
General Partner

By: /s/ Nelson Obus

Nelson Obus, Co-Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

By: Wynnefield Capital Management, LLC,
General Partner

By: /s/ Nelson Obus

Nelson Obus, Co-Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By: Wynnefield Capital, Inc.

By: /s/ Nelson Obus

Nelson Obus, President

WYNNEFIELD CAPITAL MANAGEMENT, LLC

By: /s/ Nelson Obus

Nelson Obus, Co-Managing Member

WYNNEFIELD CAPITAL, INC.

By: /s/ Nelson Obus

Nelson Obus, President

/s/ Joshua H. Landes

Joshua H. Landes, Individually

/s/ Nelson Obus

Nelson Obus, Individually

<PAGE>

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby consent to the joint filing on their behalf of a single Schedule 13D and any amendments thereto, with respect to the beneficial ownership by each of the undersigned of shares of common stock, par value $0.01 per share, of First Aviation Services, Inc., a Delaware corporation.

Dated: as of June 4, 2003

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

By: Wynnefield Capital Management, LLC,
General Partner

By: /s/ Nelson Obus

Nelson Obus, Co-Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

By: Wynnefield Capital Management, LLC,
General Partner

By: /s/ Nelson Obus

Nelson Obus, Co-Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By: Wynnefield Capital, Inc.

By: /s/ Nelson Obus

Nelson Obus, President

WYNNEFIELD CAPITAL MANAGEMENT, LLC

By: /s/ Nelson Obus

Nelson Obus, Co-Managing Member

WYNNEFIELD CAPITAL, INC.

By: /s/ Nelson Obus

Nelson Obus, President

/s/ Joshua H. Landes

Joshua H. Landes, Individually

/s/ Nelson Obus

Nelson Obus, Individually

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>SC 13D/A
<SEQUENCE>1
<FILENAME>wcfavs13d.txt
<DESCRIPTION>SCHEDULE 13D/A
<TEXT>

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13D
(Rule 13d-101)

(Amendment No. 8)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(a)

First Aviation Services, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

31865W108
(CUSIP Number of Class of Securities)

Wynnefield Partners Small Cap Value, L.P.
450 Seventh Avenue, Suite 509
New York, New York 10123
Attention: Mr. Nelson Obus
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

Copy to:

Erich W. Merrill, Jr.
Miller Nash LLP
111 S.W. Fifth Avenue
Suite 3400
Portland, Oregon 97204
(503) 224-5858

May 15, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and if filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

(continued on following pages)

1. Name of Reporting Person.
Wynnefield Partners Small Cap Value, L.P.
I.R.S. Identification No. of above person (entities only).
13-3688497

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [X]

(b)

3. SEC Use Only

4. Source of Funds (See Instructions) WC (See Item 3)

5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization:
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0 shares (See Item 5)
	8. Shared Voting Power: 744,258 (See Item 5)
	9. Sole Dispositive Power: 0 shares (See Item 5)
	10. Shared Dispositive Power: 744,258 (See Item 5)

11. Aggregate Amount Beneficially Owned by Each Reporting Person:
744,258 shares (See Item 5)

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11): 10.3%
(See Item 5)

14. Type of Reporting Person (See Instructions)
PN

1. Name of Reporting Person.
Wynnefield Small Cap Value Offshore Fund, Ltd.
I.R.S. Identification No. of above person (entities only).
Not Applicable

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [X]

(b)

3. SEC Use Only

4. Source of Funds (See Instructions) WC (See Item 3)

5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization:
Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0 shares (See Item 5)
	8. Shared Voting Power: 405,852 (See Item 5)
	9. Sole Dispositive Power: 0 shares (See Item 5)
	10. Shared Dispositive Power: 405,852 (See Item 5)

11. Aggregate Amount Beneficially Owned by Each Reporting Person:
405,852 shares (See Item 5)

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11):
5.6% (See Item 5)

14. Type of Reporting Person (See Instructions)
CO

<PAGE>

1. Name of Reporting Person.
Wynnefield Partners Small Cap Value, L.P. I
I.R.S. Identification No. of above person (entities only).
13-3953291

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [X]

(b)

3. SEC Use Only

4. Source of Funds (See Instructions) WC (See Item 3)

5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization:
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0 shares (See Item 5)
	8. Shared Voting Power: 910,834 (See Item 5)
	9. Sole Dispositive Power: 0 shares (See Item 5)
	10. Shared Dispositive Power: 910,834 (See Item 5)

11. Aggregate Amount Beneficially Owned by Each Reporting Person:
910,834 shares (See Item 5)

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11):
12.6% (See Item 5)

14. Type of Reporting Person (See Instructions)
PN

1. Name of Reporting Person.
Nelson Obus
I.R.S. Identification No. of above person (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [X]

(b)

3. SEC Use Only

4. Source of Funds (See Instructions) PF (See Item 3)

5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization:
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 100,000 shares (See Item 5)
	8. Shared Voting Power: 2,060,944 (See Item 5)
	9. Sole Dispositive Power: 100,000 shares (See Item 5)
	10. Shared Dispositive Power: 2,060,944 (See Item 5)

11. Aggregate Amount Beneficially Owned by Each Reporting Person:
2,160,944 shares (See Item 5)

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11):
29.8% (See Item 5)

14. Type of Reporting Person (See Instructions)
IN

<PAGE>

1. Name of Reporting Person. Channel Partnership II, L.P.
I.R.S. Identification No. of above person (entities only).
22-3215653

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [X]

(b)

3. SEC Use Only

4. Source of Funds (See Instructions) WC (See Item 3)

5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization:
New York

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0 shares (See Item 5)
	8. Shared Voting Power: 0 (See Item 5)
	9. Sole Dispositive Power: 0 shares (See Item 5)
	10. Shared Dispositive Power: 0 (See Item 5)

11. Aggregate Amount Beneficially Owned by Each Reporting Person:
0 (See Item 5)

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11): 0% (See Item 5)

14. Type of Reporting Person (See Instructions)
PN

1. Name of Reporting Person.
Wynnefield Capital Management LLC
I.R.S. Identification No. of above person (entities only).
13-4018186

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [X]

(b)

3. SEC Use Only

4. Source of Funds (See Instructions) AF (See Item 3)

5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization:
New York

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0 shares (See Item 5)
	8. Shared Voting Power: 1,655,092 (See Item 5)
	9. Sole Dispositive Power: 0 shares (See Item 5)
	10. Shared Dispositive Power: 1,655,092 (See Item 5)

11. Aggregate Amount Beneficially Owned by Each Reporting Person:
1,655,092 shares (See Item 5)

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11):
22.8% (See Item 5)

14. Type of Reporting Person (See Instructions)
OO (Limited Liability Company)

1. Name of Reporting Person. Wynnefield Capital, Inc.
   I.R.S. Identification No. of above person (entities only).
   N/A

2. Check the Appropriate Box if a Member of a Group (See Instructions)

   (a) [X]

   (b)

3. SEC Use Only

4. Source of Funds (See Instructions) AF (See Item 3)

5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization:
   Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0 shares (See Item 5)
	8. Shared Voting Power: 405,852 (See Item 5)
	9. Sole Dispositive Power: 0 shares (See Item 5)
	10. Shared Dispositive Power: 405,852 (See Item 5)

11. Aggregate Amount Beneficially Owned by Each Reporting Person:
    405,852 shares (See Item 5)

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11):
    5.6% (See Item 5)

14. Type of Reporting Person (See Instructions)
    CO

<PAGE>

Item 1. Security and Issuer.

This Amendment No. 8 (this "Amendment") to Statement of Beneficial Ownership on Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of First Aviation Services, Inc., a Delaware corporation with its principal executive offices located at 15 Riverside Avenue, Westport, Connecticut 06880-4214 (the "Issuer"). This Amendment is being filed to reflect changes in beneficial ownership of outstanding Common Stock since the filing of Amendment No. 7 to Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on September 4, 2002 (the "Schedule 13D, Amendment No. 7 "), and to report plans to nominate a director for election at the Issuer's annual meeting of shareholders.

Item 2. Identity and Background.

(a), (b), (c) and (f). This Amendment is being filed by Wynnefield Partners Small Cap Value, L.P. (the "Partnership"), Wynnefield Partners Small Cap Value, L.P. I (the "Partnership-I"), Wynnefield Small Cap Value Offshore Fund, Ltd. (the "Fund"), Nelson Obus ("Mr. Obus"), Wynnefield Capital Management, LLC ("WCM") and Wynnefield Capital, Inc. ("WCI", and collectively with the Partnership, Partnership I, the Fund, Mr. Obus, and WCM, the "Wynnefield Group"), and Channel Partnership II, L.P. ("Channel"). Each of the listed entities is separate and distinct with different beneficial owners (whether designated as limited partners or stockholders). Mr. Obus is an individual.

WCM, a New York limited liability company, is the general partner of the Partnership and Partnership-I, private investment companies organized as limited partnerships under the laws of the State of Delaware. Mr. Obus and Joshua Landes are the managing members of WCM and the principal executive officers of WCI, the investment manager of the Fund, a private investment company organized under the laws of the Cayman Islands. Mr. Obus and Mr. Landes are citizens of the United States of America.

The business address of Mr. Obus, Mr. Landes and each of the entities in the Wynnefield Group is 450 Seventh Avenue, Suite 509, New York, New York 10123.

(d) and (e). During the last five years, neither Mr. Obus, Mr. Landes, nor any of the entities comprising the Wynnefield Group has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The source and amount of funds initially expended by members of the Wynnefield Group to acquire Common Stock was previously reported in the original Schedule 13D and in subsequent amendments to the 13D, including Schedule 13D, Amendment No. 7.

Since September 4, 2002, the date of filing of Schedule 13D, Amendment No. 7, Partnership has purchased 700 shares of Common Stock for a total purchase price of $2,625, Partnership-I has purchased 900 shares of Common Stock for a total purchase price of $3,375,

<PAGE>

and Fund has purchased 400 shares of Common Stock for a total purchase price of $1,500. There have been no other purchases of Common Stock by any members of the Wynnefield Group. Shares of Common Stock purchased by Partnership, Partnership-I, and Fund were paid for from available working capital.

Item 4. Purposes of Transaction.

On May 15, 2003, the Wynnefield Group filed preliminary proxy materials relating to the Wynnefield Group's plans to solicit proxies from shareholders to elect one candidate, Nelson Obus, to the Issuer's Board of Directors (the "Board") in opposition to management's candidates. Members of the Wynnefield Group believe the election of Mr. Obus will send a strong message to the Issuer's management. They also believe that if their nominee is elected to the Board, he will be able to encourage the Issuer to take steps to increase shareholder value, such as seeking a merger partner or taking the Issuer private, and to monitor closely management's progress with respect to enhancing shareholder value. One initiative Mr. Obus would strongly pursue would be the inclusion of at least one outside director on the Company's executive committee, which is now made up of Mr. Hollander and Mr. Culver, the Company's senior executives.

Each member of the Wynnefield Group originally acquired the shares of Common Stock it owns for its own account, and for investment purposes, with no intention of changing or influencing control of the Issuer or as a participant in any transaction having that purpose or effect. However, the Wynnefield Group has from time-to-time recommended to the Issuer's management various strategies for increasing shareholder value and will continue to do so in the future.

The Wynnefield Group expects to evaluate on an ongoing basis the Issuer's financial condition, business, operations and prospects, the market price for the shares of Common Stock, conditions in the securities markets generally, general economic conditions, conditions affecting the Issuer's operations and other factors. The Wynnefield Group reserves the right to change its plans and intentions at any time as it deems appropriate. In particular, the Wynnefield Group may purchase shares of Common Stock, or may sell or otherwise dispose of all or a portion of the shares of Common Stock, in public and private transactions and/or may enter into negotiated derivative transactions to hedge the market risk of some or all positions in, or to obtain greater exposure to, the shares of the Common Stock. Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the sale of shares of the Common Stock by the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended (the "Exchange Act") and applicable state securities or "blue sky" laws.

Except as set forth above, no member of the Wynnefield Group has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interests in Securities of the Issuer.

(a) - (c) As of May 15, 2003, the Wynnefield Group beneficially owned in the aggregate 2,160,944 shares of Common Stock, constituting approximately 29.80% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 7,251,370 shares outstanding on May 9, 2003, the record date for the Issuer's annual meeting of shareholders, as set forth in the Issuer's proxy statement mailed to shareholders on or about May 15, 2003). The

<PAGE>

following table sets forth certain information with respect to shares of Common Stock beneficially owned directly by the Wynnefield Group members listed:

Name	Number of Shares	Approximate Percentage of Outstanding Shares
Partnership *	744,258	10.4%
Partnership-I *	910,834	12.7%
Fund **	405,852	5.6%
Mr. Obus	100,000	1.4%

* WCM has an indirect beneficial ownership interest in these shares of Common Stock.

** WCI has an indirect beneficial ownership interest in these shares of Common Stock.

WCM is the sole general partner of the Partnership and Partnership-I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that the Partnership and Partnership-I beneficially own. WCM, as the general partner of the Partnership and Partnership-I, has the power to direct the voting and disposition of the shares of Common Stock that the Partnership and Partnership-I beneficially own.

Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that WCM may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a co-managing member of WCM, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WCM may be deemed to beneficially own.

WCI is the investment manager of the Fund and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that the Fund beneficially owns. WCI, as the investment manager of the Fund, has the power to direct the voting and disposition of the shares of Common Stock that the Fund beneficially owns.

Messrs. Obus and Landes are the principal executive officers of WCI and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that WCI may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a principal executive officer of WCI, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WCI may be deemed to beneficially own.

The filing of this Amendment and any future amendment by the Wynnefield Group, and the inclusion of information herein and therein with respect to Messrs. Obus and Landes, shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest.

To the best knowledge of the Wynnefield Group, except as described in this Amendment, none of the Wynnefield Group, any person in control (ultimately or otherwise) of the Wynnefield

<PAGE>

Group, any general partner, executive officer or director thereof, as applicable, beneficially owns any shares of Common Stock, and except as set forth in the tables below, there have been no transactions in shares of Common Stock effected since the filing of the Schedule 13D, Amendment No. 7, by the Wynnefield Group, any person in control of the Wynnefield Group (ultimately or otherwise), or any general partner, executive officer or director thereof, as applicable; provided, however, certain investment banking affiliates of the Wynnefield Group may beneficially own shares of Common Stock, including shares that may be held in discretionary or advisory accounts with the Wynnefield Group; and the Wynnefield Group, directly or in connection with such discretionary or advisory accounts, may acquire, hold, vote or dispose of Common Stock, including transactions that may have occurred since the filing of the Schedule 13D, Amendment No. 7.

Members of the Wynnefield Group have engaged in transactions in shares of Common Stock since the filing of the Schedule 13D, Amendment No. 7, as follows:

Wynnefield Partners Small Cap Value, L.P.

Date	Buy/Sell	Number of Shares	Price Per Share	Total
10/09/2002	Buy	700	$3.75	$ 2,625.00
01/14/2003	Sell	7,500	$5.25	$ 39,375.00

Wynnefield Partners Small Cap Value, L.P. I

Date	Buy/Sell	Number of Shares	Price Per Share	Total
10/09/2002	Buy	900	$3.75	$ 3,375.00
01/14/2003	Sell	7,500	$5.25	$ 39,375.00

Wynnefield Small Cap Value Offshore Fund, Ltd.

Date	Buy/Sell	Number of Shares	Price Per Share	Total
10/09/2002	Buy	400	$3.75	$ 1,500.00

In addition, Channel has divested all of its shares of Common Stock as follows:

Channel Partnership II, L.P.1

Date	Buy/Sell	Number of Shares	Price Per Share	Total
01/08/2003	Sell	5,000	$5.37	$26,850.00
01/09/2003	Sell	13,700	$5.29	$72,473.00
01/09/2003	Sell	4,000	$5.35	$21,400.00
01/09/2003	Sell	1,000	$5.40	$ 5,400.00

(d) No person, other than each member of the Wynnefield Group referred to as the direct beneficial owner of the shares of Common Stock set forth in this response to Item 5, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

----

1 Nelson Obus had sole discretion over disposition and voting of Channel's investments in securities. Channel is not identified as a member of the Wynnefield Group because it ceased to own any shares of the Common Stock as of January 9, 2003.

<PAGE>

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Each of the members of the Wynnefield Group, as well as Channel, is a party to a Joint Filing Agreement, dated as of September 4, 2002 (the "13D Joint Filing Agreement"), pursuant to which the parties agreed to jointly file any and all amendments and supplements to Schedule 13D with the Commission. The 13D Joint Filing Agreement was filed as Exhibit 1 to Schedule 13D, Amendment No. 7 and is incorporated in this response to Item 6 in its entirety.

Except for the agreement described above, to the best knowledge of the Wynnefield Group, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Wynnefield Group and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 Joint Filing Agreement, dated as of September 4, 2002, among the Partnership, Partnership-I, Fund, WCM, WCI, Channel and Mr. Obus (previously filed as Exhibit 1 to Schedule 13D, Amendment No. 7).

<PAGE>

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated: May 20, 2003

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

By: Wynnefield Capital Management, LLC, General Partner

By: /s/ Nelson Obus

Nelson Obus, Co-Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

By: Wynnefield Capital Management, LLC, General Partner

By: /s/ Nelson Obus

Nelson Obus, Co-Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By: Wynnefield Capital, Inc.

By: /s/ Nelson Obus

Nelson Obus, President

WYNNEFIELD CAPITAL MANAGEMENT, LLC

By: /s/ Nelson Obus

Nelson Obus, Co-Managing Member

WYNNEFIELD CAPITAL, INC.

By: /s/ Nelson Obus

Nelson Obus, President

CHANNEL PARTNERSHIP II, L.P.

By: /s/ Nelson Obus

Nelson Obus, General Partner

/s/ Nelson Obus

Nelson Obus, Individually

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>SC 13D
<SEQUENCE>1
<FILENAME>d837694.txt
<DESCRIPTION>SCHEUDLE 13D
<TEXT>

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13D
(Rule 13d-101)

(Amendment No. 7)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(a)

First Aviation Services, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

31865W108

(CUSIP Number of Class of Securities)

Wynnefield Partners Small Cap Value, L.P.
450 Seventh Avenue, Suite 509
New York, New York 10123
Attention: Mr. Nelson Obus

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

Copy to:

Shahe Sinanian, Esq.
Greenberg Traurig, LLP
200 Park Avenue
New York, New York 10166
(212) 801-9200

August 27, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and if filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

(continued on following pages)

<PAGE>

1 NAME OF REPORTING PERSONS Wynnefield Partners Small Cap Value, L.P.
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3688497

2 CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

(a) [ ]
(b) [X]

3 SEC USE ONLY

4 SOURCE OF FUNDS

WC (SEE ITEM 3)

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

NUMBER OF BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 751,058 shares (See Item 5)
	8	SHARED VOTING POWER -0- (See Item 5)
	9	SOLE DISPOSITIVE POWER 751,058 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER -0- (See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

751,058 shares (See Item 5)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.4% (See Item 5)

---

14 TYPE OF REPORTING PERSON

PN

<PAGE>

1	NAME OF REPORTING PERSONS Wynnefield Small Cap Value Offshore Fund, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not Applicable	
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY	
4	SOURCE OF FUNDS WC (SEE ITEM 3)	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS	

NUMBER OF BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 405,452 shares (See Item 5)
	8	SHARED VOTING POWER -0- (See Item 5)
	9	SOLE DISPOSITIVE POWER 405,452 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER -0- (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 405,452 shares (See Item 5)	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	

5.6% (See Item 5)

14	TYPE OF REPORTING PERSON CO

<PAGE>

1	NAME OF REPORTING PERSONS Wynnefield Partners Small Cap Value, L.P. I S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3953291	
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY	
4	SOURCE OF FUNDS WC (SEE ITEM 3)	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE	

NUMBER OF BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 917,434 shares (See Item 5)
	8	SHARED VOTING POWER -0- (See Item 5)
	9	SOLE DISPOSITIVE POWER 917,434 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER -0- (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 917,434 shares (See Item 5)	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	

12.7% (See Item 5)

14	TYPE OF REPORTING PERSON	
	PN	

<PAGE>

1 NAME OF REPORTING PERSONS Nelson Obus
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 202-34-4691

2 CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

(a) [ ]
(b) [X]

3 SEC USE ONLY

4 SOURCE OF FUNDS

PF (SEE ITEM 3)

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA

NUMBER OF BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,000 shares (See Item 5)
	8	SHARED VOTING POWER -0- (See Item 5)
	9	SOLE DISPOSITIVE POWER 100,000 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER -0- (See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100,000 shares (See Item 5)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4% (See Item 5)
14	TYPE OF REPORTING PERSON IN

<PAGE>

1	NAME OF REPORTING PERSONS Channel Partnership II, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 22-3215653	
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY	
4	SOURCE OF FUNDS WC (SEE ITEM 3)	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]	
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK	

NUMBER OF BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,700 shares (See Item 5)
	8	SHARED VOTING POWER -0- (See Item 5)
	9	SOLE DISPOSITIVE POWER 23,700 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER -0- (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,700 shares (See Item 5)	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	

0.3% (See Item 5)

---

14 TYPE OF REPORTING PERSON

PN

<PAGE>

1	NAME OF REPORTING PERSONS Wynnefield Capital Management LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-4018186	
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY	
4	SOURCE OF FUNDS AF (SEE ITEM 3)	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]	
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK	

NUMBER OF BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,668,492 shares (See Item 5)
	8	SHARED VOTING POWER -0- (See Item 5)
	9	SOLE DISPOSITIVE POWER 1,668,492 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER -0- (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,668,492 shares (See Item 5)	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	

23.1% (See Item 5)

14	TYPE OF REPORTING PERSON
	OO (Limited Liability Company)

<PAGE>

1	NAME OF REPORTING PERSONS Wynnefield Capital, Inc. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: N/A	
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY	
4	SOURCE OF FUNDS AF (SEE ITEM 3)	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]	
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS	

NUMBER OF BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 405,452 shares (See Item 5)
	8	SHARED VOTING POWER -0- (See Item 5)
	9	SOLE DISPOSITIVE POWER 405,452 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER -0- (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 405,452 shares (See Item 5)	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6% (See Item 5)
14	TYPE OF REPORTING PERSON CO

<PAGE>

This Amendment No. 7 (the "Amendment") amends and restates in its entirety the Statement of Beneficial Ownership on Schedule 13D, Amendment No. 6, filed with the Securities and Exchange Commission (the "Commission") on November 7, 2000 (the "Schedule 13D, Amendment No. 6 "), by Wynnefield Partners Small Cap Value, L.P. (the "Partnership"), Wynnefield Partners Small Cap Value, L.P. I (the "Partnership-I"), Wynnefield Small Cap Value Offshore Fund, Ltd. (the "Fund"), Channel Partnership II, L.P. ("Channel") and Nelson Obus ("Mr. Obus" and, collectively with the Partnership, the Partnership-I, the Fund and Channel, the "Original Reporting Persons"), with respect to the shares of common stock, par value $0.01 per share (the "Common Stock"), of First Aviation Services, Inc., a Delaware corporation with its principal executive offices located at 15 Riverside Avenue, Westport, Connecticut 06880-4214 (the "Issuer"). In addition to the Original Reporting Persons, this Amendment is filed by and on behalf of Wynnefield Capital Management, LLC ("WCM") and Wynnefield Capital, Inc. ("WCI"). The Original Reporting Persons, WCM and WCI are sometimes referred to collectively herein as the "Wynnefield Group."

The Wynnefield Group is voluntarily filing this Amendment to reflect an increase in the percentage of the class of outstanding Common Stock it beneficially owns, since the filing of the Schedule 13D, Amendment No. 6. Although the Wynnefield Group has made acquisitions of shares of Common Stock since the filing of the Schedule 13D, Amendment No. 6, the increase in the percentage of the class of outstanding Common Stock beneficially owned is primarily a result of the Issuer's repurchase of approximately 1 million shares of previously outstanding Common Stock during fiscal year 2001, and not a result of the Wynnefield Group's acquisitions. Such acquisitions have been publicly reported on Forms 4, filed with the Commission, and the sole purpose of this Amendment is to update the Wynnefield Group's public information available on Schedule 13D, Amendment No. 6 with timely and accurate information.

ITEM 1. SECURITY AND ISSUER.

This Amendment relates to shares of Common Stock of the Issuer. The principal executive offices of the Issuer are located at 15 Riverside Avenue, Westport, Connecticut 06880-4214.

ITEM 2. IDENTITY AND BACKGROUND.

(a), (b), (c) and (f). This Amendment is being filed by the Partnership, the Fund, Partnership-I, Channel, WCM and WCI, which are each separate and distinct entities with different beneficial owners (whether designated as limited partners or stockholders), and Mr. Obus, an individual.

WCM, a New York limited liability company, is the general partner of the Partnership and Partnership-I, private investment companies organized as limited partnerships under the laws of the State of Delaware. Mr. Obus and Joshua Landes are the managing members of WCM and the principal executive officers of WCI, the investment manager of the Fund, a private investment company organized under the laws of the Cayman Islands. Mr. Obus and Mr. Landes are citizens of the United States of America.

The business address of Mr. Obus, Mr. Landes and each of the entities in the Wynnefield Group is 450 Seventh Avenue, Suite 509, New York, New York

10123.

(d) and (e). During the last five years, neither Mr. Obus, Mr. Landes, nor any of the entities comprising the Wynnefield Group has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative

<PAGE>

body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Wynnefield Group entities made their most recent purchases of shares of Common Stock, separately from each other, for the consideration shown in the following table:

Name	Date of Purchase	Number of Shares	Consideration Paid
Partnership*	July 23, 2002	2,000	$8,900
Partnership-I*	July 31, 2002	500	$2,400
Fund**	August 27, 2002	2,500	$10,550
Channel	July 19, 2002	500	$2,325
Mr. Obus***	April 23, 1999*	100,000	$579,868

* WCM has an indirect beneficial ownership interest in these shares of Common Stock.

** WCI has an indirect beneficial ownership interest in these shares of Common Stock.

*** This date represent the last date of purchase of any securities of the Issuer by Mr. Obus. The Number of Shares reflect the total number of shares held by Mr. Obus on that date and on the date of the filing of this Amendment.

Such shares of Common Stock were paid for from the working capital of each entity in the Wynnefield Group (except for Mr. Obus, who used personal funds). Each entity in the Wynnefield Group maintains a separate investment fund, consisting of capital contributions from their respective partners and investors and capital appreciation derived therefrom for the principal purpose of buying and selling securities (including financial and money market instruments) and interests in domestic and foreign securities, including, without limitation, convertible securities, stock index futures contracts, options, puts and calls on stock and warrants.

ITEM 4. PURPOSES OF TRANSACTION.

Each member of the Wynnefield Group acquired the shares of Common Stock reported in Item 5 below for its own account, and for investment purposes, with no intention of changing or influencing control of the Issuer or as a participant in any transaction having that purpose or effect. However, the Wynnefield Group has recommended, and from time-to-time, may continue to recommend to the Issuer's management various strategies for increasing shareholders' value. The Wynnefield Group and the Issuer's management have continued their dialogue on this and related subjects.

The Wynnefield Group expects to evaluate on an ongoing basis the Issuer's financial condition, business, operations and prospects, the market price for the shares of Common Stock, conditions in the securities markets generally, general economic conditions, conditions affecting the Issuer's operations and other factors, specifically management's ability to maximize shareholder value if faced with continuing difficult economic conditions. The Wynnefield Group reserves the right to change its plans and intentions

<PAGE>

at any time as it deems appropriate. In particular, the Wynnefield Group may purchase shares of Common Stock, or may sell or otherwise dispose of all or a portion of the shares of Common Stock, in public and private transactions and/or may enter into negotiated derivative transactions to hedge the market risk of some or all positions in, or to obtain greater exposure to, the shares of the Common Stock. Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the sale of shares of the Common Stock by the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended (the "Exchange Act") and applicable state securities or "blue sky" laws.

Except as set forth above, no member of the Wynnefield Group has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

(a) - (c) As of September 4, 2002, the Wynnefield Group beneficially owned in the aggregate 2,197,644 shares of Common Stock, constituting approximately 30.45% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 7,218,346 shares outstanding on June 7, 2002, as set forth in the Company's most recent report on Form 10-Q for the period ended April 30, 2002 filed with the Commission on June 14, 2002). The following table sets forth certain information with respect to shares of Common Stock beneficially owned directly by the Wynnefield Group members listed:

NAME	NUMBER OF SHARES	APPROXIMATE PERCENTAGE OF OUTSTANDING SHARES
Partnership *	751,058	10.4%
Partnership-I *	917,434	12.7%
Fund **	405,452	5.6%
Channel II	23,700	0.3%
Mr. Obus	100,000	1.4%

* WCM has an indirect beneficial ownership interest in these shares of Common Stock.

** WCI has an indirect beneficial ownership interest in these shares of Common Stock.

WCM is the sole general partner of the Partnership and Partnership-I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that the Partnership and Partnership-I beneficially own. WCM, as the sole general partner of the Partnership and Partnership-I, has the sole power to direct the voting and disposition of the shares of Common Stock that the Partnership and Partnership-I beneficially own.

Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that WCM may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a co-managing member of WCM, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WCM may be deemed to beneficially own.

WCI is the sole investment manager of the Fund and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that the Fund beneficially owns. WCI , as the sole investment manager of the Fund, has the sole power to direct the voting and disposition of the shares of Common Stock that the Fund beneficially owns.

Messrs. Obus and Landes are the principal executive officers of WCI and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that WCI may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a principal executive officer of WCI, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WCI may be deemed to beneficially own.

Beneficial ownership of shares of Common Stock shown on the cover pages of and set forth elsewhere in this Amendment for each of the members of the Wynnefield Group assumes that they have not formed a group for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Wynnefield Group were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 2,197,644 shares of Common Stock, constituting approximately 30.45% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 7,218,346 shares outstanding on June 7, 2002, as set forth in the Company's most recent report on Form 10-Q for the period ended April 30, 2002 filed with the Securities and Exchange Commission on June 14, 2002).

The filing of this Amendment and any future amendment by the Wynnefield Group, and the inclusion of information herein and therein with respect to Messrs. Obus and Landes, shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest.

To the best knowledge of the Wynnefield Group, except as described in this Amendment, none of the Wynnefield Group, any person in control (ultimately or otherwise) of the Wynnefield Group, any general partner, executive officer or director thereof, as applicable, beneficially owns any shares of Common Stock, and except as set forth in the table below, there have been no transactions in shares of Common Stock affected since the filing of the Schedule 13D, Amendment No. 6, by the Wynnefield Group, any person in control of the Wynnefield Group (ultimately or otherwise), or any general partner, executive officer or director thereof, as applicable; provided, however, certain investment banking affiliates of the Wynnefield Group may beneficially own shares of Common Stock, including shares that may be held in discretionary or advisory accounts with the Wynnefield Group; and the Wynnefield Group, directly or in connection with such discretionary or advisory accounts, may acquire, hold, vote or dispose of Common Stock, including transactions that may have occurred since the filing of the Schedule 13D, Amendment No. 6.

The Wynnefield Group has made purchases of shares of Common Stock since the filing of the Schedule 13D, Amendment No. 6, as follows:

<TABLE>
<CAPTION>

Name	Date	Number of Shares	Price Per Share
<S>	<C>	<C>	<C>
Partnership	December 18, 2000	3,400	$4.56
Partnership	December 19, 2000	500	$4.56
Partnership	December 20, 2000	500	$4.55
Partnership	December 28, 2000	6,000	$4.50
Partnership	January 4, 2001	1,100	$4.44

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

Name	Date	Number of Shares	Price Per Share
<S>	<C>	<C>	<C>
Partnership	February 23, 2001	1,000	$4.18
Partnership	February 28, 2001	400	$4.40
Partnership	March 8, 2001	1,300	$4.33
Partnership	March 16, 2001	700	$4.33
Partnership	March 26, 2001	700	$4.15
Partnership	April 6, 2001	500	$4.40
Partnership	June 5, 2001	700	$4.18
Partnership	June 5, 2001	1,000	$4.62
Partnership	August 29, 2001	525	$4.35
Partnership	December 17, 2001	200	$4.52
Partnership	December 27, 2001	100	$4.22
Partnership	December 28, 2001	2,000	$4.35
Partnership	July 23, 2002	2,000	$4.45
Partnership - I	December 18, 2000	3,900	$4.56
Partnership - I	December 28, 2000	7,000	$4.50
Partnership - I	January 4, 2001	1,400	$4.44
Partnership - I	March 16, 2001	800	$4.33
Partnership - I	March 22, 2001	300	$4.15
Partnership - I	March 26, 2001	900	$4.15
Partnership - I	April 6, 2001	500	$4.40
Partnership - I	June 5, 2001	800	$4.18
Partnership - I	June 5, 2001	1,200	$4.62
Partnership - I	August 29, 2001	675	$4.35
Partnership - I	May 13, 2002	1,000	$4.77
Partnership - I	July 16, 2002	100	$4.65
Partnership - I	July 26, 2002	1,200	$4.60
Partnership - I	July 31, 2002	500	$4.80
Fund	December 18, 2000	1,600	$4.56
Fund	January 4, 2001	500	$4.44
Fund	March 16, 2001	300	$4.33
Fund	March 26, 2001	400	$4.15
Fund	June 5, 2001	500	$4.62
Fund	August 29, 2001	300	$4.35
Fund	June 19, 2002	100	$5.02
Fund	August 22, 2002	200	$4.32
Fund	August 23, 2002	452	$4.35

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

Name	Date	Number of Shares	Price Per Share
<S>	<C>	<C>	<C>
Fund	August 27, 2002	2,500	$4.22
Channel II	June 28, 2002	200	$4.75
Channel II	July 19, 2002	500	$4.65

</TABLE>

(d) No person, other than each of the members of the Wynnefield Group referred to as the direct beneficial owner of the shares of Common Stock set forth in this response to Item 5, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Each of the members of the Wynnefield Group is a party to a Joint Filing Agreement, dated as of September 4, 2002 (the "13D Joint Filing Agreement"), pursuant to which the parties agreed to jointly file this Amendment and any and all amendments and supplements thereto with the Commission. The 13D Joint Filing Agreement is filed herewith as Exhibit 1 and is incorporated in this response to Item 6 in its entirety.

Except for the agreement described above, to the best knowledge of the Wynnefield Group, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Wynnefield Group, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding or proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Joint Filing Agreement, dated as of September 4, 2002, among the Partnership, Partnership-I, Fund, WCM, WCI, Channel and Mr. Obus.

<PAGE>

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated: September 4, 2002

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

By: Wynnefield Capital Management, LLC,
General Partner

By: /s/ Nelson Obus

Nelson Obus, Co-Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

By: Wynnefield Capital Management, LLC,
General Partner

By: /s/ Nelson Obus

Nelson Obus, Co-Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By: Wynnefield Capital, Inc.

By: /s/ Nelson Obus

Nelson Obus, President

WYNNEFIELD CAPITAL MANAGEMENT, LLC

By: /s/ Nelson Obus

Nelson Obus, Co-Managing Member

WYNNEFIELD CAPITAL, INC.

By: /s/ Nelson Obus

Nelson Obus, President

CHANNEL PARTNERSHIP II, L.P.

By: /s/ Nelson Obus

Nelson Obus, General Partner

/s/ Nelson Obus

Nelson Obus, Individually

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>EX-1
<SEQUENCE>3
<FILENAME>e837694.txt
<DESCRIPTION>AGREEMENT OF JOINT FILING
<TEXT>

Exhibit 1

AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby consent to the joint filing on their behalf of a single Schedule 13D and any amendments thereto, with respect to the beneficial ownership by each of the undersigned of shares of common stock, par value $0.01 per share, of First Aviation Services, Inc., a Delaware corporation.

Dated: as of September 4, 2002

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

By: Wynnefield Capital Management, LLC,
General Partner

By: /s/ Nelson Obus

Nelson Obus, Co-Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

By: Wynnefield Capital Management, LLC,
General Partner

By: /s/ Nelson Obus

Nelson Obus, Co-Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By: Wynnefield Capital, Inc.

By: /s/ Nelson Obus

Nelson Obus, President

WYNNEFIELD CAPITAL MANAGEMENT, LLC

By: /s/ Nelson Obus

Nelson Obus, Co-Managing Member

WYNNEFIELD CAPITAL, INC.

By: /s/ Nelson Obus

Nelson Obus, President

CHANNEL PARTNERSHIP II, L.P.

By: /s/ Nelson Obus

Nelson Obus, General Partner

/s/ Nelson Obus

Nelson Obus, Individually

</TEXT>
</DOCUMENT>

TOTAL P.76

MILLER | NASH LLP
ATTORNEYS AT LAW

Miller Nash LLP
www.millernash.com
3400 U.S. Bancorp Tower
111 S.W. Fifth Avenue
Portland, OR 97204-3699
(503) 224-5858
(503) 224-0155 fax

4400 Two Union Square
601 Union Street
Seattle, WA 98101-1367
(206) 622-8484
(206) 622-7485 fax

500 E. Broadway, Suite 400
Post Office Box 694
Vancouver, WA 98666-0694
(360) 699-4771
(360) 694-6413 fax

Erich W. Merrill, Jr.
erich.merrill@millernash.com
(503) 205-2504 direct line

March 12, 2004

VIA FEDERAL EXPRESS

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Subject: Response to Objections by First Aviation Services, Inc., to Wynnefield Shareholder Proposal for 2004 Annual Meeting

Ladies and Gentlemen:

This letter is a response on behalf of our client, Wynnefield Capital, Inc., and affiliates ("Wynnefield"), to Craig R. Brown's letter to the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission"), dated February 26, 2004. The purpose of Mr. Brown's letter was to advise the Commission that his client, First Aviation Services, Inc. (the "Company"), intends to exclude from its proxy materials the entire supporting statement (the "Supporting Statement") to a shareholder proposal (the "Proposal") submitted by Wynnefield for consideration at the 2004 annual meeting of the Company's shareholders. In his letter, Mr. Brown explained why he believed the Company was entitled to exclude the Supporting Statement (without opportunity for revision by Wynnefield) pursuant to Rule 14a-8(j) and requested that the Commission recommend no action against the Company if it does so.

1. Overview.

Mr. Brown argues that the Company should be permitted to omit the Supporting Statement because the Company believes it contains false and misleading statements.

Wynnefield disagrees. As explained below with respect to each statement to which Mr. Brown objects, the Supporting Statement provides fair and adequate substantiation of factual assertions and identifies statements as opinion when appropriate in compliance with guidance from the Division of Corporation Finance staff (the "Staff"). *See Division of Corporation Finance: Staff Legal Bulletin No. 14* (July 13, 2001)("[S]hareholders should avoid making unsupported assertions of fact. To this end, shareholders should provide factual support for statements in the proposal and supporting statement or phrase statements as their opinion where appropriate.").

Most of the objections articulated in Mr. Brown's letter reflect the Company's unsurprising preference for focusing on different or additional facts more favorable to it. The existence of possible counter-arguments for Wynnefield's supported assertions does not render Wynnefield's statements false and misleading in violation of the proxy rules.

Even if the Staff determines that some number of the eight objections raised by the Company are valid, the Company overreaches by attempting to deny Wynnefield an opportunity to revise its proposal in accordance with the Staff's usual practice. The Staff has provided shareholders of all sizes and levels of sophistication with opportunities to make simple revisions to individual statements in supporting statements to shareholder proposals. *See, e.g.*, *Lubrizol Corp.*, February 10, 1999 (requiring eight revisions to proposal by TIAA-CREF, one of the world's largest pension fund managers). In fact, the only no-action letter cited by the Company in which the Staff permitted exclusion of an entire supporting statement involved a proposal requesting only that the directors of the relevant company "try not to violate their fiduciary duties to stockholders." *The Swiss Helvetia Fund, Inc.* (April 3, 2001). The very subject matter of that proposal impugned the character of management and was therefore excludable, making revision to the supporting statement inapposite.

As the Staff is aware, shareholder proposals are one of very few means for a shareholder to communicate effectively with other shareholders. Wynnefield views its Proposal for cumulative voting as an important opportunity to explain how the voting mechanism could help address issues that Wynnefield believes are important to all shareholders of the Company.

2. Objections to Individual Statements.

Mr. Brown makes a series of objections to individual statements contained in the proposal. We address these objections in the order in which Mr. Brown presented them.

<u>Statement No. 1</u>: **"Under the current board, the Company failed to realize its potential and provide a positive return for long-term outside shareholders. Wynnefield initially invested in the Company in 1997 at prices up to $10.25 per share. Currently, the stock hovers near $4.50 per share. The Company's average annual loss from continuing operations was $0.16 per share over the last three fiscal years."**

Mr. Brown refers to the phrase "failed to realize its potential" as an unsupported assertion of fact. Wynnefield, however, has supported the assertion of unrealized potential with the information regarding share prices shortly following the Company's IPO (which reflected investors' assessment of the Company's potential) in contrast to the current poor stock performance and operating losses.

Mr. Brown states that shareholders will be misled by the reference to losses over the "last three fiscal years." The reference is, as Mr. Brown points out, to fiscal years 2001, 2002, and 2003, the most recent fiscal years for which data was available at the time the Proposal was required to be submitted. If the Staff so requests, Wynnefield will specifically identify the fiscal years during which the operating losses occurred.

Mr. Brown argues that references to the Company's performance are false and misleading because certain competitors of the Company have also struggled since September 11, 2001. Mr. Brown omits from his discussion Aviall, Inc. ("Aviall"), which Wynnefield believes is the Company's most comparable competitor because it also includes general aviation as a core focus (unlike the companies cited by Mr. Brown, which we understand focused primarily on the commercial aviation industry). Aviall has adjusted to current industry conditions and is thriving – its stock rebounded from a low of $4.64 in November of 2001 and now trades at over $15.00 per share. Wynnefield chose not to discuss Aviall or other competitors of the Company because it believes the stock prices and operating losses cited are sufficient for the Company's shareholders to understand the reference to unrealized potential.

Mr. Brown also objects to Wynnefield's reference to purchase prices as high as $10.25 and the statement that the Company has failed to provide a "positive return for long-term outside shareholders." Wynnefield believes that the share price information provided in the Supporting Statement, which covers a period from shortly after the Company's IPO to present day, is representative and adequate to support the modest proposition that long-term investors have not received a positive return. Wynnefield's specific losses are not the point and in any event are not as easily determined as Mr. Brown's proposed calculus would imply. For example, Mr. Brown's calculus would not take into account the tax consequences of the $1 per share dividend, which affect the amount of Wynnefield's losses.

<u>Statement No. 2</u>: **"We think the Company's disappointing performance results from insularity of management and the board, which we believe ignores the best interests of outside shareholders." (Under heading :"Ignoring the Voice of Outside Shareholders.")**

Mr. Brown first objects to Statement No. 2 by characterizing the phrase "disappointing performance" as an unsupported assertion of opinion cast as fact. Wynnefield believes information regarding stock performance and operating results in Statement No. 1 above provides sufficient foundation for the claim of "disappointing results." In addition, Statement No. 2 is qualified twice as a statement of Wynnefield's opinion.

In his second objection to Statement No. 2, Mr. Brown argues that it is misleading to express an opinion that the board has failed to act in the best interests of outside shareholders because a majority of the directors are "independent" under applicable exchange definitions. Wynnefield intentionally avoided questioning the "independence" of the directors. Wynnefield believes that the Company has not created value for outside shareholders because the board, regardless of whether its members are independent, has not successfully addressed the issues that are important to outside shareholders. This belief is clearly identified in the Supporting Statement as Wynnefield's opinion in accordance with the Staff's guidance cited above.

Mr. Brown's third objection to Statement No. 2 focuses on the heading "Ignoring the Voice of Outside Shareholders." Contrary to Mr. Brown's letter, Wynnefield does not claim that cumulative voting would "ensure" board representation to anyone; "ensures" is the

Company's word. The heading states only that the current board has not adequately addressed issues that are important to outside shareholders. The facts cited in the bullet points that follow Statement No. 2 in the Supporting Statement provide specific examples to support that assertion. To the extent the heading implies that cumulative voting will aid outside shareholders in obtaining board representation, we believe it accurately refers to the voting mechanism's intended effect. *See* Black's Law Dictionary (6th ed. 1990) at 380 (describing cumulative voting as "a method of voting that allows substantial minority shareholders to obtain representation on the board of directors").

Finally, Wynnefield believes the word "ignores" is appropriate in this context even if the board or management has occasionally met with Wynnefield. The point of the material under the heading "Ignoring the Voice of Outside Shareholders" is to demonstrate how shareholders have expressed repeated requests in annual meetings and other forums provided by management, without tangible results.

Statement No. 3: **"By letter dated October 3, 2003, the outside directors declined our request to commit to either achieve an adequate rate-of-return on assets within a mutually agreed period or undertake sale or privatization of the Company."**

Mr. Brown alleges that the request cited in Statement No. 3 was never communicated to outside directors at the September 23, 2003 meeting between Wynnefield and the outside directors and therefore could not have been rejected in the independent directors' follow-up correspondence dated October 3, 2003. Wynnefield disputes the characterization of its September 23, 2003 meeting with the outside directors in Mr. Brown's letter and in the independent directors' letter cited in Statement No. 3.

The enclosed letter from Joseph Lhota, on behalf of himself and other independent directors of the Company, expressly acknowledges that Wynnefield made a request to the outside directors that they achieve an agreed upon rate of return on assets or explore sale of the Company. Wynnefield will change the reference in Statement No. 3 above to the enclosed November 3, 2003 letter if the Staff requests in order to avoid any question over what was communicated in person at the September 23 meeting.

Mr. Brown also objects to Statement No. 3 by arguing that Wynnefield impugns the character of the independent directors and misleads investors through use of the term "adequate rate-of-return on assets" in describing its request. The term "adequate" is used in the Supporting Statement because those are the terms used by Wynnefield in making the offer that is being described. The specific rate to be agreed upon was open to discussion but, as the enclosed correspondence reflects, the independent directors refused to enter into those discussions.

Although Wynnefield obviously wishes the Company could provide a better return on capital, Wynnefield does not imply that the Company's independent directors are indifferent to the rate-of-return on assets achieved by the Company or that failure to pursue Wynnefield's request constituted a breach of any specific fiduciary duty. Wynnefield has simply stated (and cast as opinion) its belief that the Company suffers because the board does not successfully address issues that are important to creating value for shareholders unaffiliated with management. The bases for this opinion are identified in Statement No. 3 and in the other bullet points that follow in the Supporting Statement. These are not the type of unfounded and inflammatory statements that the Staff has required to be omitted. *See Hewlett-Packard Company*, (January 7, 2003)(requiring omission of "egregious abuse [of corporate governance]"); *P and F Industries, Inc.*, March 19, 1991 (certain statements alleging "abuse" by management can be false or misleading even when cast as opinion); *The Swiss Helvetia Fund, Inc.* (April 3, 2001)(requiring omission of proposal expressly requesting that directors "try not to violate their fiduciary duties to stockholders").

Statement No. 4: **"Despite shareholder requests during earnings conference calls, the Company won't breakout supply-chain/logistics operations in its financials, making meaningful evaluation impractical. Management describes the sector as its best high-margin growth opportunity. It represents the Company's only major new business initiative in three years."**

Mr. Brown objects to Statement No. 4 as misleading because Wynnefield does not provide any support that a shareholder other than Wynnefield made requests during the conference calls. Wynnefield does not believe the statement is misleading as currently written, even if it made the requests itself. But Wynnefield will identify itself as having made the requests if the staff requests.

In response to Mr. Brown's second objection to Statement No. 4, it is difficult to see how any shareholder will be misled by the self-evident statement that failing to report separately on a particular line of business has the practical effect of making evaluation of that sector more difficult.

Statement No. 5: **"Management historically has not cooperated in appointment or nomination of a Wynnefield representative to the board. They also opposed our director candidate in a contested election at last year's annual meeting, denying board representation to the Company's largest outside shareholder. Notably, Wynnefield's candidate received two-thirds of votes cast by non-insider shareholders."**

Mr. Brown objects that Statement No. 5 misrepresents the nomination process because the board is responsible for nominations and considered Wynnefield's recommendation that Nelson Obus be nominated for election at the 2004 annual meeting. Statement No. 5 references management rather than the board or a nominating committee because Wynnefield has historically sought to work through management to secure their cooperation in securing a board nomination. Although Wynnefield has recently tried to make a clear record of its desire for a board seat by making a submission through the formal nominating process, Wynnefield is realistic in realizing that under the current voting scheme it could never obtain a board seat without cooperation of management, even with a nomination through a committee of independent board members, as long as management owns over 50 percent of the Company's voting stock. In this context, cooperation of management is an absolute prerequisite to board representation, and Wynnefield believes the Supporting Statement can and should reflect this fact.

The Company further objects that Statement No. 5 overstates the support Wynnefield's nominee received at last year's annual meeting by including Wynnefield's shares in the 2/3 vote count. Wynnefield believes that it is appropriate to count its own shares in this context because Wynnefield is among those shareholders that could, if cumulative voting was adopted, elect a shareholder despite the opposition of management. Although Wynnefield adequately identifies itself as one of the outside shareholders in Statement No. 5, it is willing to further expressly identify itself as one of the non-insider shareholders whose votes are represented in the 2/3 vote count if the Staff requests.

Wynnefield would also like to bring to the Staff's attention that it received this support with only two business days to solicit proxies following effectiveness of its definitive proxy materials. At the Company's June 20, 2003 investor conference call, two other shareholders asked pointed questions of management regarding why the Company had not been more receptive to Wynnefield's request for board representation on behalf of outside shareholders. Any implication that may be drawn from the Supporting Statement that other outside shareholders are dissatisfied with the responsiveness of the current board of directors appears accurate to Wynnefield.

Statement No. 6: "First Equity also requires that FAVS keep a Westport, CT headquarters despite sufficient room at a cost savings at the Memphis, TN operations headquarters."

Mr. Brown does not dispute that the executive headquarters could be moved to the Memphis facility at a cost savings. Instead, he argues that the statement is factually inaccurate because the current lease for the facility is cancelable on six-month's notice.

Wynnefield states that First Equity "requires" the lease not through a formal agreement but rather in First Equity's role as majority shareholder with shared management. The Company is in the unique position of having its majority shareholder, its executive management, and one of its principal landlords under common control. The Supporting Statement should be able to reflect this circumstance.

Statement No. 7: "What is cumulative voting? It gives outside shareholders the potential to elect a director of their choosing."

Mr. Brown objects to Statement No. 7 as misleading because no group of shareholders could pool enough votes to elect a director under cumulative voting without the cooperation of Wynnefield. Wynnefield acknowledges that it would need to be one of the shareholders that could "pool" votes to elect an individual director, but it is unclear how that fact makes Statement No. 7 misleading. Nothing in the proposal suggests that other outside shareholders will be able to elect a director under cumulative voting without the cooperation of

Wynnefield, just as Wynnefield will not be able to single-handedly elect a director without the cooperation of other outside shareholders.

3. Relevance.

Mr. Brown argues that the Supporting Statement is irrelevant because it discusses matters such as operational results and stock performance. The only no-action letter cited by Mr. Brown that specifically addressed discussions of stock performance in a supporting statement to a cumulative voting proposal involved a misleading comparison of a small company's performance to the Dow Jones Industrial Average. *See Winland Electronics* (May 24, 2002). Wynnefield's Supporting Statement does not contain any misleading comparisons.

In the only other no-action letter cited by Mr. Brown that addressed relevance in the context of a cumulative voting proposal, the registrant was permitted to delete statements discussing a compensation committee when the company had no such committee and statements claiming that cumulative voting in Alaska State elections could have prevented the Exxon-Valdez oil spill. *See Rockefeller Center Properties, Inc.* (March 30, 1993). These irrelevant and confusing statements are distinguishable from Wynnefield's Supporting Statement.

Wynnefield's Supporting Statement clearly articulates Wynnefield's belief that disappointing performance is a result of management's and the board's insularity from outside shareholders. This insularity is evidenced by (a) endorsement of unproductive or inefficient arrangements with the Company's majority shareholder, (b) failure to make a serious commitment to outside shareholders to achieve an agreed upon rate-of-return or sell the Company or take it private, and (c) failure to provide outside investors with the information they have requested to track the Company's performance.

Cumulative voting could help alleviate this insularity of management and the board by providing shareholders other than First Equity with a chance to elect a director to contribute to board decisions. A representative of outside shareholders elected under cumulative voting could help evaluate the continued benefit to all shareholders of the First Equity relationship, facilitate discussion of a sale or going-private transaction to release value to all shareholders, and urge that outside shareholders be provided the types of information they need to evaluate the Company's progress. Wynnefield believes opening the board to a new perspective through cumulative voting is the best mechanism for addressing the insularity of management and the board.

* * *

If the Commission requires any additional information or materials or disagrees with our defenses of the Supporting Statement as set forth in this letter, we would appreciate the opportunity to confer with the Commission concerning these matters.

Please direct any correspondence sent to Wynnefield regarding the Proposal to Wynnefield Capital, Inc., Attention: Nelson Obus, 450 - 7th Avenue, Suite 509, New York, New York 10123, and provide a copy to our office.

Very truly yours,

Erich W. Merrill, Jr.

Erich W. Merrill, Jr.

cc: Mr. Craig R. Brown
Mr. Nelson Obus

FAvS

November 3, 2003

Mr. Nelson Obus
Wynnefield Capital, Inc.
450 7th Avenue, Suite 509
New York, New York 10123

Dear Mr. Obus:

Thank you for your letter dated October 17, 2003. We, too, believe that it is the responsibility of the board of directors to seek to maximize the market value of the FAvS shares over the long term, and we will do so by exercising our fiduciary responsibilities. We believe, however, that setting strict parameters now for the achievement of an "adequate" return on assets, failing which the board would be obligated to sell the company, would not only be inconsistent with the reality that there is a majority stockholder, but in our view would be inconsistent with our fiduciary duties to all stockholders. Strict constraints by definition cannot take into consideration actual market conditions and other relevant factors that will exist at a future time.

We look forward to continuing our dialogue with you.

Sincerely,

Joseph J. Lhota (ws)

Joseph J. Lhota
(on behalf of Stanley J. Hill and Robert L. Kirk)

First Aviation Services, Inc.

15 Riverside Avenue • Westport, CT 06880-4214
Tel: 203-291-3300 • Fax 203-291-3330

MILLER | NASH LLP
ATTORNEYS AT LAW

Miller Nash LLP
www.millernash.com
3400 U.S. Bancorp Tower
111 S.W. Fifth Avenue
Portland, OR 97204-3699
(503) 224-5858
(503) 224-0155 fax

4400 Two Union Square
601 Union Street
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(206) 622-7485 fax

500 E. Broadway, Suite 400
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(360) 699-4771
(360) 694-6413 fax

Erich W. Merrill, Jr.
erich.merrill@millernash.com
(503) 205-2504 direct line

March 12, 2004

VIA FEDERAL EXPRESS

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Subject: Response to Objections by First Aviation Services, Inc., to Wynnefield Shareholder Proposal for 2004 Annual Meeting

Ladies and Gentlemen:

This letter is a response on behalf of our client, Wynnefield Capital, Inc., and affiliates ("Wynnefield"), to Craig R. Brown's letter to the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission"), dated February 26, 2004. The purpose of Mr. Brown's letter was to advise the Commission that his client, First Aviation Services, Inc. (the "Company"), intends to exclude from its proxy materials the entire supporting statement (the "Supporting Statement") to a shareholder proposal (the "Proposal") submitted by Wynnefield for consideration at the 2004 annual meeting of the Company's shareholders. In his letter, Mr. Brown explained why he believed the Company was entitled to exclude the Supporting Statement (without opportunity for revision by Wynnefield) pursuant to Rule 14a-8(j) and requested that the Commission recommend no action against the Company if it does so.

1. Overview.

Mr. Brown argues that the Company should be permitted to omit the Supporting Statement because the Company believes it contains false and misleading statements.

Wynnefield disagrees. As explained below with respect to each statement to which Mr. Brown objects, the Supporting Statement provides fair and adequate substantiation of factual assertions and identifies statements as opinion when appropriate in compliance with guidance from the Division of Corporation Finance staff (the "Staff"). *See Division of Corporation Finance: Staff Legal Bulletin No. 14* (July 13, 2001)("[S]hareholders should avoid making unsupported assertions of fact. To this end, shareholders should provide factual support for statements in the proposal and supporting statement or phrase statements as their opinion where appropriate.").

Most of the objections articulated in Mr. Brown's letter reflect the Company's unsurprising preference for focusing on different or additional facts more favorable to it. The existence of possible counter-arguments for Wynnefield's supported assertions does not render Wynnefield's statements false and misleading in violation of the proxy rules.

Even if the Staff determines that some number of the eight objections raised by the Company are valid, the Company overreaches by attempting to deny Wynnefield an opportunity to revise its proposal in accordance with the Staff's usual practice. The Staff has provided shareholders of all sizes and levels of sophistication with opportunities to make simple revisions to individual statements in supporting statements to shareholder proposals. *See, e.g., Lubrizol Corp.*, February 10, 1999 (requiring eight revisions to proposal by TIAA-CREF, one of the world's largest pension fund managers). In fact, the only no-action letter cited by the Company in which the Staff permitted exclusion of an entire supporting statement involved a proposal requesting only that the directors of the relevant company "try not to violate their fiduciary duties to stockholders." *The Swiss Helvetia Fund, Inc.* (April 3, 2001). The very subject matter of that proposal impugned the character of management and was therefore excludable, making revision to the supporting statement inapposite.

As the Staff is aware, shareholder proposals are one of very few means for a shareholder to communicate effectively with other shareholders. Wynnefield views its Proposal for cumulative voting as an important opportunity to explain how the voting mechanism could help address issues that Wynnefield believes are important to all shareholders of the Company.

2. Objections to Individual Statements.

Mr. Brown makes a series of objections to individual statements contained in the proposal. We address these objections in the order in which Mr. Brown presented them.

Statement No. 1: "Under the current board, the Company failed to realize its potential and provide a positive return for long-term outside shareholders. Wynnefield initially invested in the Company in 1997 at prices up to $10.25 per share. Currently, the stock hovers near $4.50 per share. The Company's average annual loss from continuing operations was $0.16 per share over the last three fiscal years."

Mr. Brown refers to the phrase "failed to realize its potential" as an unsupported assertion of fact. Wynnefield, however, has supported the assertion of unrealized potential with the information regarding share prices shortly following the Company's IPO (which reflected investors' assessment of the Company's potential) in contrast to the current poor stock performance and operating losses.

Mr. Brown states that shareholders will be misled by the reference to losses over the "last three fiscal years." The reference is, as Mr. Brown points out, to fiscal years 2001, 2002, and 2003, the most recent fiscal years for which data was available at the time the Proposal was required to be submitted. If the Staff so requests, Wynnefield will specifically identify the fiscal years during which the operating losses occurred.

Mr. Brown argues that references to the Company's performance are false and misleading because certain competitors of the Company have also struggled since September 11, 2001. Mr. Brown omits from his discussion Aviall, Inc. ("Aviall"), which Wynnefield believes is the Company's most comparable competitor because it also includes general aviation as a core focus (unlike the companies cited by Mr. Brown, which we understand focused primarily on the commercial aviation industry). Aviall has adjusted to current industry conditions and is thriving – its stock rebounded from a low of $4.64 in November of 2001 and now trades at over $15.00 per share. Wynnefield chose not to discuss Aviall or other competitors of the Company because it believes the stock prices and operating losses cited are sufficient for the Company's shareholders to understand the reference to unrealized potential.

Mr. Brown also objects to Wynnefield's reference to purchase prices as high as $10.25 and the statement that the Company has failed to provide a "positive return for long-term outside shareholders." Wynnefield believes that the share price information provided in the Supporting Statement, which covers a period from shortly after the Company's IPO to present day, is representative and adequate to support the modest proposition that long-term investors have not received a positive return. Wynnefield's specific losses are not the point and in any event are not as easily determined as Mr. Brown's proposed calculus would imply. For example, Mr. Brown's calculus would not take into account the tax consequences of the $1 per share dividend, which affect the amount of Wynnefield's losses.

<u>Statement No. 2</u>: "We think the Company's disappointing performance results from insularity of management and the board, which we believe ignores the best interests of outside shareholders." (Under heading :"Ignoring the Voice of Outside Shareholders.")

Mr. Brown first objects to Statement No. 2 by characterizing the phrase "disappointing performance" as an unsupported assertion of opinion cast as fact. Wynnefield believes information regarding stock performance and operating results in Statement No. 1 above provides sufficient foundation for the claim of "disappointing results." In addition, Statement No. 2 is qualified twice as a statement of Wynnefield's opinion.

In his second objection to Statement No. 2, Mr. Brown argues that it is misleading to express an opinion that the board has failed to act in the best interests of outside shareholders because a majority of the directors are "independent" under applicable exchange definitions. Wynnefield intentionally avoided questioning the "independence" of the directors. Wynnefield believes that the Company has not created value for outside shareholders because the board, regardless of whether its members are independent, has not successfully addressed the issues that are important to outside shareholders. This belief is clearly identified in the Supporting Statement as Wynnefield's opinion in accordance with the Staff's guidance cited above.

Mr. Brown's third objection to Statement No. 2 focuses on the heading "Ignoring the Voice of Outside Shareholders." Contrary to Mr. Brown's letter, Wynnefield does not claim that cumulative voting would "ensure" board representation to anyone; "ensures" is the

Company's word. The heading states only that the current board has not adequately addressed issues that are important to outside shareholders. The facts cited in the bullet points that follow Statement No. 2 in the Supporting Statement provide specific examples to support that assertion. To the extent the heading implies that cumulative voting will aid outside shareholders in obtaining board representation, we believe it accurately refers to the voting mechanism's intended effect. *See* Black's Law Dictionary (6th ed. 1990) at 380 (describing cumulative voting as "a method of voting that allows substantial minority shareholders to obtain representation on the board of directors").

Finally, Wynnefield believes the word "ignores" is appropriate in this context even if the board or management has occasionally met with Wynnefield. The point of the material under the heading "Ignoring the Voice of Outside Shareholders" is to demonstrate how shareholders have expressed repeated requests in annual meetings and other forums provided by management, without tangible results.

<u>Statement No. 3</u>: **"By letter dated October 3, 2003, the outside directors declined our request to commit to either achieve an adequate rate-of-return on assets within a mutually agreed period or undertake sale or privatization of the Company."**

Mr. Brown alleges that the request cited in Statement No. 3 was never communicated to outside directors at the September 23, 2003 meeting between Wynnefield and the outside directors and therefore could not have been rejected in the independent directors' follow-up correspondence dated October 3, 2003. Wynnefield disputes the characterization of its September 23, 2003 meeting with the outside directors in Mr. Brown's letter and in the independent directors' letter cited in Statement No. 3.

The enclosed letter from Joseph Lhota, on behalf of himself and other independent directors of the Company, expressly acknowledges that Wynnefield made a request to the outside directors that they achieve an agreed upon rate of return on assets or explore sale of the Company. Wynnefield will change the reference in Statement No. 3 above to the enclosed November 3, 2003 letter if the Staff requests in order to avoid any question over what was communicated in person at the September 23 meeting.

Mr. Brown also objects to Statement No. 3 by arguing that Wynnefield impugns the character of the independent directors and misleads investors through use of the term "adequate rate-of-return on assets" in describing its request. The term "adequate" is used in the Supporting Statement because those are the terms used by Wynnefield in making the offer that is being described. The specific rate to be agreed upon was open to discussion but, as the enclosed correspondence reflects, the independent directors refused to enter into those discussions.

Although Wynnefield obviously wishes the Company could provide a better return on capital, Wynnefield does not imply that the Company's independent directors are indifferent to the rate-of-return on assets achieved by the Company or that failure to pursue Wynnefield's request constituted a breach of any specific fiduciary duty. Wynnefield has simply stated (and cast as opinion) its belief that the Company suffers because the board does not successfully address issues that are important to creating value for shareholders unaffiliated with management. The bases for this opinion are identified in Statement No. 3 and in the other bullet points that follow in the Supporting Statement. These are not the type of unfounded and inflammatory statements that the Staff has required to be omitted. *See Hewlett-Packard Company*, (January 7, 2003)(requiring omission of "egregious abuse [of corporate governance]"); *P and F Industries, Inc.*, March 19, 1991 (certain statements alleging "abuse" by management can be false or misleading even when cast as opinion); *The Swiss Helvetia Fund, Inc.* (April 3, 2001)(requiring omission of proposal expressly requesting that directors "try not to violate their fiduciary duties to stockholders").

Statement No. 4: **"Despite shareholder requests during earnings conference calls, the Company won't breakout supply-chain/logistics operations in its financials, making meaningful evaluation impractical. Management describes the sector as its best high-margin growth opportunity. It represents the Company's only major new business initiative in three years."**

Mr. Brown objects to Statement No. 4 as misleading because Wynnefield does not provide any support that a shareholder other than Wynnefield made requests during the conference calls. Wynnefield does not believe the statement is misleading as currently written, even if it made the requests itself. But Wynnefield will identify itself as having made the requests if the staff requests.

In response to Mr. Brown's second objection to Statement No. 4, it is difficult to see how any shareholder will be misled by the self-evident statement that failing to report separately on a particular line of business has the practical effect of making evaluation of that sector more difficult.

Statement No. 5: **"Management historically has not cooperated in appointment or nomination of a Wynnefield representative to the board. They also opposed our director candidate in a contested election at last year's annual meeting, denying board representation to the Company's largest outside shareholder. Notably, Wynnefield's candidate received two-thirds of votes cast by non-insider shareholders."**

Mr. Brown objects that Statement No. 5 misrepresents the nomination process because the board is responsible for nominations and considered Wynnefield's recommendation that Nelson Obus be nominated for election at the 2004 annual meeting. Statement No. 5 references management rather than the board or a nominating committee because Wynnefield has historically sought to work through management to secure their cooperation in securing a board nomination. Although Wynnefield has recently tried to make a clear record of its desire for a board seat by making a submission through the formal nominating process, Wynnefield is realistic in realizing that under the current voting scheme it could never obtain a board seat without cooperation of management, even with a nomination through a committee of independent board members, as long as management owns over 50 percent of the Company's voting stock. In this context, cooperation of management is an absolute prerequisite to board representation, and Wynnefield believes the Supporting Statement can and should reflect this fact.

The Company further objects that Statement No. 5 overstates the support Wynnefield's nominee received at last year's annual meeting by including Wynnefield's shares in the 2/3 vote count. Wynnefield believes that it is appropriate to count its own shares in this context because Wynnefield is among those shareholders that could, if cumulative voting was adopted, elect a shareholder despite the opposition of management. Although Wynnefield adequately identifies itself as one of the outside shareholders in Statement No. 5, it is willing to further expressly identify itself as one of the non-insider shareholders whose votes are represented in the 2/3 vote count if the Staff requests.

Wynnefield would also like to bring to the Staff's attention that it received this support with only two business days to solicit proxies following effectiveness of its definitive proxy materials. At the Company's June 20, 2003 investor conference call, two other shareholders asked pointed questions of management regarding why the Company had not been more receptive to Wynnefield's request for board representation on behalf of outside shareholders. Any implication that may be drawn from the Supporting Statement that other outside shareholders are dissatisfied with the responsiveness of the current board of directors appears accurate to Wynnefield.

Statement No. 6: **"First Equity also requires that FAVS keep a Westport, CT headquarters despite sufficient room at a cost savings at the Memphis, TN operations headquarters."**

Mr. Brown does not dispute that the executive headquarters could be moved to the Memphis facility at a cost savings. Instead, he argues that the statement is factually inaccurate because the current lease for the facility is cancelable on six-month's notice.

Wynnefield states that First Equity "requires" the lease not through a formal agreement but rather in First Equity's role as majority shareholder with shared management. The Company is in the unique position of having its majority shareholder, its executive management, and one of its principal landlords under common control. The Supporting Statement should be able to reflect this circumstance.

Statement No. 7: **"What is cumulative voting? It gives outside shareholders the potential to elect a director of their choosing."**

Mr. Brown objects to Statement No. 7 as misleading because no group of shareholders could pool enough votes to elect a director under cumulative voting without the cooperation of Wynnefield. Wynnefield acknowledges that it would need to be one of the shareholders that could "pool" votes to elect an individual director, but it is unclear how that fact makes Statement No. 7 misleading. Nothing in the proposal suggests that other outside shareholders will be able to elect a director under cumulative voting without the cooperation of

Wynnefield, just as Wynnefield will not be able to single-handedly elect a director without the cooperation of other outside shareholders.

3. Relevance.

Mr. Brown argues that the Supporting Statement is irrelevant because it discusses matters such as operational results and stock performance. The only no-action letter cited by Mr. Brown that specifically addressed discussions of stock performance in a supporting statement to a cumulative voting proposal involved a misleading comparison of a small company's performance to the Dow Jones Industrial Average. *See Winland Electronics* (May 24, 2002). Wynnefield's Supporting Statement does not contain any misleading comparisons.

In the only other no-action letter cited by Mr. Brown that addressed relevance in the context of a cumulative voting proposal, the registrant was permitted to delete statements discussing a compensation committee when the company had no such committee and statements claiming that cumulative voting in Alaska State elections could have prevented the Exxon-Valdez oil spill. *See Rockefeller Center Properties, Inc.* (March 30, 1993). These irrelevant and confusing statements are distinguishable from Wynnefield's Supporting Statement.

Wynnefield's Supporting Statement clearly articulates Wynnefield's belief that disappointing performance is a result of management's and the board's insularity from outside shareholders. This insularity is evidenced by (a) endorsement of unproductive or inefficient arrangements with the Company's majority shareholder, (b) failure to make a serious commitment to outside shareholders to achieve an agreed upon rate-of-return or sell the Company or take it private, and (c) failure to provide outside investors with the information they have requested to track the Company's performance.

Cumulative voting could help alleviate this insularity of management and the board by providing shareholders other than First Equity with a chance to elect a director to contribute to board decisions. A representative of outside shareholders elected under cumulative voting could help evaluate the continued benefit to all shareholders of the First Equity relationship, facilitate discussion of a sale or going-private transaction to release value to all shareholders, and urge that outside shareholders be provided the types of information they need to evaluate the Company's progress. Wynnefield believes opening the board to a new perspective through cumulative voting is the best mechanism for addressing the insularity of management and the board.

* * *

If the Commission requires any additional information or materials or disagrees with our defenses of the Supporting Statement as set forth in this letter, we would appreciate the opportunity to confer with the Commission concerning these matters.

MILLER | NASH LLP
ATTORNEYS AT LAW

Please direct any correspondence sent to Wynnefield regarding the Proposal to Wynnefield Capital, Inc., Attention: Nelson Obus, 450 - 7th Avenue, Suite 509, New York, New York 10123, and provide a copy to our office.

Very truly yours,

Erich W. Merrill, Jr.

cc: Mr. Craig R. Brown
Mr. Nelson Obus

FAvS

November 3, 2003

Mr. Nelson Obus
Wynnefield Capital, Inc.
450 7th Avenue, Suite 509
New York, New York 10123

Dear Mr. Obus:

Thank you for your letter dated October 17, 2003. We, too, believe that it is the responsibility of the board of directors to seek to maximize the market value of the FAvS shares over the long term, and we will do so by exercising our fiduciary responsibilities. We believe, however, that setting strict parameters now for the achievement of an "adequate" return on assets, failing which the board would be obligated to sell the company, would not only be inconsistent with the reality that there is a majority stockholder, but in our view would be inconsistent with our fiduciary duties to all stockholders. Strict constraints by definition cannot take into consideration actual market conditions and other relevant factors that will exist at a future time.

We look forward to continuing our dialogue with you.

Sincerely,

Joseph J. Lhota
(on behalf of Stanley J. Hill and Robert L. Kirk)

First Aviation Services, Inc.

15 Riverside Avenue • Westport, CT 06880-4214
Tel: 203-291-3300 • Fax 203-291-3330

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 26, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: First Aviation Services, Inc.
Incoming Letter dated February 26, 2004

The proposal recommends that the board of directors take steps to provide for cumulative voting for directors.

We are unable to concur in your view that First Aviation may exclude the entire proposal under rule 14a-8(i)(3). There appears to be some basis for your view, however, that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- recast the sentence that begins "Under the current board . . ." and ends ". . . long-term outside shareholders" as the proponents' opinion;
- revise the sentence that begins "The Company's average . . ." and ends ". . . last three fiscal years" to specify the three fiscal years;
- replace the words "shareholder requests" with the words "Wynnefield's requests" in the sentence that begins "Despite shareholder requests . . ." and ends " . . . making meaningful evaluation impractical";
- recast the phrase " . . . making meaningful evaluation impractical" in the sentence that begins "Despite shareholder requests . . ." and ends " . . . making meaningful evaluation impractical" as the proponent's opinion; and
- delete the sentence that begins "First Equity also requires . . ." and ends " . . . Memphis, TN operations headquarters."

Accordingly, unless the proponent provides First Aviation with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if First Aviation omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Daniel Greenspan
Attorney-Advisor